      As filed with the Securities and Exchange Commission on July 18, 2000

                                                      Registration No. 333-35864
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               AMENDMENT NO. 1 TO

                                    FORM S-3/A

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            RSL COMMUNICATIONS, LTD.
             (Exact name of Registrant as specified in its charter)

             Bermuda                                 4813                              N/A
 (State or other jurisdiction of         (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)           Classification Code Number)        Identification Number)

                           --------------------------

                            RSL Communications, Ltd.
                                 Clarendon House
                                  Church Street
                             Hamilton HM CX Bermuda
                            Telephone: (441) 295-2832
                               Fax: (212) 445-7531
   (Address and telephone number of registrant's principal executive offices)

                           --------------------------

                                  Itzhak Fisher
                      President and Chief Executive Officer
                      RSL Communications, N. America, Inc.
                         810 Seventh Avenue, 39th Floor
                               New York, NY 10019
                            Telephone: (212) 445-7400
                               Fax: (212) 445-7531
            (Name, address and telephone number of agent for service)

                           --------------------------

                                    Copy to:
                            George E.B. Maguire, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                             Telephone: 212-909-6000
                                Fax: 212-909-6836

                           --------------------------

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                           --------------------------

                         Calculation of Registration Fee


==================================================================================================================================
                                                                             Proposed Maximum    Proposed Maximum     Amount of
                                                             Amount to be     Offering Price         Aggregate       Registration
  Title of Each Class of Securities to be Registered          Registered        Per Unit          Offering Price         Fee
------------------------------------------------------------------------------------------------------------------------------------
7 1/2% Series A Convertible preferred shares............       2,300,000           $50             $115,000,000       $30,360.00
------------------------------------------------------------------------------------------------------------------------------------
Class A common shares, par value $0.00457 (1)...........       1,725,000        $13.875(3)         $ 23,934,375       $ 6,318.68
------------------------------------------------------------------------------------------------------------------------------------
Class A common shares, par value $0.00457 (2)...........       5,200,000        $13.875(3)         $ 72,150,000           (4)
------------------------------------------------------------------------------------------------------------------------------------
Total...................................................         -----            -----               -----           $36,678.68(5)
====================================================================================================================================


(1) Registrant's estimate of the number of Class A common shares issuable in connection with dividend, redemption and other payments, with respect to the Series A preferred shares.
(2) Registrant's estimate of the number of additional Class A common shares issuable in respect of the conversion of the Series A preferred shares.
(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices of the Class A common stock on the Nasdaq National Market on April 24, 2000.
(4) Pursuant to Rule 457(i), no registration fee is payable on the Class A common shares registered hereunder as such shares shall be issued only upon the conversion of the Series A preferred shares and no additional consideration is expected to be received.
(5) Registration Fee has been previously paid.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

================================================================================

Prospectus


                            RSL Communications, Ltd.

             2,300,000 7 1/2% Series A Convertible Preferred Shares
                                       and
                         6,925,000 Class A Common Shares


         We issued our Series A preferred shares in a private placement in February 2000. The Series A preferred shares have been subject to important transfer restrictions described in the offering memorandum that we used in the private placement. This prospectus is part of a registration statement that registers the following securities under the Securities Act to make them freely tradable:



         o    the Series A preferred shares of the holders named on page 37;

         o the Class A common shares into which the Series A preferred shares may be converted; and

         o the Class A common shares that we may issue in connection with dividend, redemption and other payments on the Series A preferred shares.

         The holders of our Series A preferred shares named on page 37 should deliver this prospectus when they offer or sell their shares. Buyers who purchase from them will receive freely tradable shares.



         At the time of the private placement, we agreed with the initial purchasers that we would use our reasonable efforts to effect this registration after the closing and to keep it in effect as long as necessary. The named selling stockholders may resell their shares despite any restrictive legends on the face of their securities if they deliver this prospectus, unless we instruct them that they may not. Buyers who purchase from them will receive unlegended, freely tradable shares.



         Our Class A common shares trade on the Nasdaq National Market under the symbol "RSLC". On July 17, 2000, the last reported sale bid price of Class A common shares on the Nasdaq National Market was $7.30 per share. We do not intend to list our Series A preferred shares on any exchange or on Nasdaq.



         Investing in our Series A preferred shares and Class A common shares involves risks, which we describe in the "Risk Factors" section beginning on page 9 of this prospectus together with the risks described in our Annual Report on Form 10-K/A incorporated in this prospectus by reference.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                   The date of this prospectus is July 18, 2000

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           The SEC allows us to "incorporate by reference" the information we file with the Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the Commission:


         o our annual report on Form 10-K/A for our fiscal year ended December 31, 1999;


         o our quarterly report on Form 10-Q for the three month period ended March 31, 2000; and



         o our current reports on Form 8-K dated January 25, 2000, February 10, 2000, March 2, 2000, March 16, 2000, April 6, 2000, May 2,
              2000, May 24, 2000 and July 17, 2000


           We also incorporate by reference in this prospectus the description of our Class A common shares contained in our Registration Statement on Form 8-A, dated September 26, 1997.

           We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the Series A preferred shares and Class A common shares registered under this prospectus are issued or sold, as the case may be.

           Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.



           We will provide promptly without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to RSL Communications, Ltd., Clarendon House, Church Street, Hamilton HM CX Bermuda, telephone number (441) 295-2832.


                       WHERE YOU CAN FIND MORE INFORMATION

           We are subject to the informational requirements of the Securities Exchange Act of 1934 and, accordingly, file reports, proxy statements and other information with the SEC. You may read and copy the reports, proxy statements and other information we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these materials can be obtained at prescribed rates. Our filings with the SEC are also available on the SEC's home page on the Internet at http://www.sec.gov. Our SEC filings are also available at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                                    SUMMARY

         The following summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. We encourage you to read the entire prospectus, together with any accompanying prospectus supplement and the documents incorporated herein by reference before making an investment decision.

                                About Our Company

         We are a rapidly growing facilities-based communications company that provides a broad range of voice, data/Internet and value-added product and service solutions primarily to small and medium-sized businesses and residential customers in selected markets around the globe. We have built a local presence in each of the countries in which we currently operate, establishing strong local management, a direct sales force and other marketing and distribution channels that have enabled us to grow rapidly our customer base to over 1,000,000 customers as of December 31, 1999. We are continuing to build our broadband global network (RSL-NET) designed to provide high quality voice, data and Internet services while reducing our operating costs. As of December 31, 1999 our network included over 108,000 fiber-kilometers of terrestrial and under-sea fiber optic cable that we own or lease on a long-term basis, and 51 national and international switches. We expect to have approximately 180,000 fiber-kilometers in operation by year-end 2000, based on existing commitments and transactions currently under negotiation. Through our subsidiary, deltathree.com, we also own and operate a privately-managed Internet Protocol
(IP) telephony network with 70 points of presence in 36 countries around the world.


         Over our network, we currently offer, or are in the process of launching, in selected markets, a variety of voice, data/Internet and value-added services, including:

           Voice                                     Data/Internet                          Value-added
---------------------------------          ----------------------------------          --------------------
o international long distance              o Internet services                         o conference calling
o national long distance                   o voice-over Internet Protocol              o unified messaging
o wireless                                 o Integrated Services Digital               o voice-mail
o private line                               Network (ISDN)                            o video conferencing
o pre-paid/post-paid calling card          o Digital Subscriber Line (DSL)
o toll-free dialing                        o X.25 (packet data) services
                                           o frame-relay
                                           o Asynchronous Transfer Mode (ATM)
                                           o remote access data services


                                  Headquarters


         Our headquarters are located at Clarendon House, Church Street, Hamilton HM CX Bermuda (telephone number: 441-295-2832). We also maintain executive offices for some of our operations at 810 Seventh Avenue, 39th Floor, New York, New York 10019 (telephone number: (212) 445-7400).

                                  The Offering

Shares Offered..........................    o   2,300,000 7 1/2% Series A
                                                convertible preferred shares,
                                                liquidation preference $50 per
                                                share,
                                            o   up to 1,725,000 Class A common
                                                shares to be issued in
                                                connection with dividend or
                                                other payments thereon; and
                                            o   up to 5,200,000 Class A common
                                                shares to be issued upon
                                                conversion of our Series A
                                                preferred shares;

                                            The Series A Preferred Shares

Ranking.................................    The Series A preferred shares rank:

                                            o   junior to all of our existing
                                                and future indebtedness and
                                                other obligations;

                                            o   junior to each class of capital
                                                stock or series of preferred
                                                shares we establish after
                                                February 22, 2000, terms of
                                                which expressly provide that
                                                such class or series will rank
                                                senior to the preferred shares
                                                as to dividend distributions and
                                                distributions upon our
                                                liquidation, winding-up and
                                                dissolution;
                                            o   on parity with any other class
                                                of capital stock or preferred
                                                shares we establish after
                                                February 22, 2000, the terms of
                                                which expressly provide that
                                                such class or series will rank
                                                on a parity with the preferred
                                                shares as to dividend
                                                distributions and distributions
                                                upon our liquidation, winding-up
                                                and dissolution; and
                                            o   senior to all classes of our
                                                common shares and to each other
                                                class of capital stock or series
                                                of our preferred stock
                                                established after February 22,
                                                2000, the terms of which do not
                                                expressly provide that such
                                                class or series ranks senior to
                                                or on a parity with the
                                                preferred shares as to dividend
                                                distributions and distributions
                                                upon our liquidation, winding-up
                                                and dissolution.

Dividends...............................    Dividends accrue at the rate of 7
                                            1/2% per year and are payable
                                            quarterly in arrears on February 1,
                                            May 1, August 1 and November 1 of
                                            each year, beginning on August 1,
                                            2000.

Optional Redemption of the Series A
    preferred shares....................    Beginning on February 1, 2005, we
                                            will have the right to redeem some
                                            or all of the Series A preferred
                                            shares at a redemption price equal
                                            to a percentage of the liquidation
                                            preference plus accrued dividends
                                            and special dividends, if any, to
                                            the date of redemption. From
                                            February 1, 2005, until January 31,
                                            2006, the redemption price for each
                                            share will equal $51.875 + accrued
                                            dividends + special dividends, if
                                            any. The premium percentage will
                                            decline each year on February 1 from
                                            February 1, 2006 onwards until it
                                            equals $50.00 on February 1, 2010,
                                            and will remain at $50.00 until
                                            redeemed.

Additional Amounts; Tax Redemption......    We will make payments on the Series
                                            A preferred shares without
                                            withholding or deduction for taxes
                                            unless required by law. We will pay,
                                            subject to certain exceptions,
                                            Additional Amounts as may be
                                            necessary so that net payments will
                                            be no less than the amounts provided
                                            for in the Series A preferred
                                            shares. In the event that we have
                                            become or will become obligated to
                                            pay any Additional Amounts as a
                                            result of a change to current law
                                            and we are unable to avoid such
                                            obligation to pay Additional Amounts
                                            by taking reasonable measures
                                            available to us, then we may redeem
                                            any or all Series A preferred shares
                                            at any time at 100% of their
                                            liquidation preference plus accrued
                                            dividends.

Change of Control.......................    If a change of control (as defined)
                                            occurs, we will be required to make
                                            an offer to purchase the Series A
                                            preferred shares. The purchase price
                                            will equal 100% of the liquidation
                                            preference of the Series A preferred
                                            shares plus accrued and unpaid
                                            dividends to the date of purchase.

Mandatory Redemption....................    We will be required to redeem any
                                            Series A preferred shares still
                                            outstanding on February 1, 2012 at a
                                            redemption price equal to 100% of
                                            the liquidation preference plus
                                            accrued dividends and special
                                            dividends, if any, to that date.

Method of Dividend, Redemption and
    Other Payments......................    We may make any payments due on the
                                            Series A preferred shares, such as
                                            redemption payments and dividend
                                            payments:

                                            o   in cash,
                                            o   by delivery of our Class A
                                                common shares, generally valued
                                                at 95% of the average market
                                                value (as defined herein), or
                                            o   through any combination of the
                                                two.

Optional Conversion by Holders..........    Holders of Series A preferred shares
                                            will have the right to convert some
                                            or all of their preferred shares at
                                            any time unless we have already
                                            redeemed them. The initial
                                            conversion price is $22.14 per
                                            share. At that price, holders of the
                                            preferred shares would receive
                                            2.2584 of our Class A common shares
                                            for each $50 liquidation preference
                                            of preferred shares (that is,
                                            $50/$22.14). Holders of Series A
                                            preferred shares will not be
                                            entitled to any accrued dividends
                                            upon conversion. The conversion
                                            price will be adjusted if specified
                                            dilutive events occur.

Limited Voting Rights...................    Holders of the Series A preferred
                                            shares are generally not entitled to
                                            any voting rights, unless we have
                                            not declared or paid dividends for a
                                            total of six quarterly periods.

Liquidation Preference..................    Each Series A preferred share has a
                                            "liquidation preference" of $50,
                                            which is the amount a holder of one
                                            Series A preferred share would be
                                            entitled to receive if our company
                                            were liquidated.

Total Liquidation Preference............    $115,000,000, that is, $50 per share
                                            times 2,300,000 Series A preferred
                                            shares.

Trading.................................    Our Class A common shares currently
                                            trade on the Nasdaq National Market
                                            under the symbol RSLC. We have not
                                            applied and do not intend to apply
                                            to list our Series A preferred
                                            shares on any securities exchange or
                                            Nasdaq. The Series A preferred
                                            shares are eligible for trading in
                                            the PORTAL System of the National
                                            Association of Securities Dealers.

Registration Covenant...................    Pursuant to the terms of our initial
                                            sale of Series A preferred shares,
                                            we have agreed to keep a
                                            registration statement continuously
                                            effective to permit the prospectus
                                            forming part thereof to be usable by
                                            holders of Series A preferred shares
                                            for resale of Series A preferred
                                            shares and Class A common shares for
                                            a period of up to two years from the
                                            date of original issuance.

Use of Proceeds.........................    We will receive no proceeds from the
                                            sale of securities under this
                                            prospectus.


                                  Risk Factors

         Please see the "Risk Factors" section beginning on page 9 for a discussion of risks that you should consider before investing in our Series A preferred shares or Class A Common Shares together with the additional risks described in our annual report for the year ended December 31, 1999 on Form 10-K/A, incorporated in this prospectus by reference.

                      Selected Consolidated Financial Data

           The following tables present selected consolidated financial data derived from our consolidated financial statements and related notes. The selected consolidated statements of operations data presented below with respect to the years ended December 31, 1999, 1998 and 1997 and the balance sheet data as of December 31, 1999 and 1998 have been derived from the Consolidated Financial Statements audited by Deloitte & Touche LLP, incorporated by reference in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 1996 and 1995 and balance sheet data as of December 31, 1997, 1996 and 1995 are derived from audited financial statements not included in this document.


         In our opinion, the unaudited condensed consolidated financial statements as of March 31, 2000 and 1999 and for the three month periods ended March 31, 2000 and 1999 were prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full year.


           You should read this table in conjunction with the Consolidated Financial Statements and notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report for the year ended December 31, 1999 on Form 10-K/A, as well as our quarterly report for the three-month period ended March 31, 1999 on Form 10-Q, each incorporated by reference in this prospectus.



                                                                                                             Three Months Ended
                                                      Year Ended December 31                                       March 31,
                                -------------------------------------------------------------------        -----------------------
                                1995 (1)        1996        1997        1998 (10)          1999              1999          2000
                                --------     ---------   ---------     -----------      -----------        ---------     ---------
                                                    ($ and shares in thousands, except loss per share)

 Consolidated Statement
  of Operations:
 Revenues...................... $ 18,617     $ 113,257   $ 300,796     $   885,938      $ 1,469,849        $ 340,281     $ 375,883
 Operating costs and
  expenses:
  Costs of services
   (exclusive of
   depreciation and
   amortization shown
   separately below)...........  (17,510)      (98,461)   (265,321)       (702,602)      (1,034,334)        (250,391)     (261,366)
  Selling, general and
   administrative
   expense.....................   (9,639)      (38,893)    (94,712)       (238,141)        (447,883)         (97,842)     (119,661)
  Non-cash compensation
   expense.....................       --            --          --              --          (23,562)              --        (3,055)
  Special charge (2)...........                                                 --
                                      --            --          --              --          (30,143)              --            --
  Depreciation and
   amortization................     (849)       (6,655)    (21,819)        (75,445)        (177,865)         (37,079)      (49,252)
                                --------     ---------   ---------     -----------      -----------        ---------     ---------
 Total operating costs
  and expenses.................  (27,998)     (144,009)   (381,852)     (1,016,188)      (1,713,787)        (385,312)     (433,334)
                                 -------     ---------   ---------     -----------      -----------        ---------     ---------
 Loss from operations..........   (9,381)      (30,752)    (81,056)       (130,250)        (243,938)         (45,031)      (57,451)
 Interest income...............      173         3,976      13,826          16,104           20,593            6,055         4,874
 Interest expense..............     (194)      (11,359)    (39,373)        (75,431)        (133,244)         (28,998)      (38,559)
 Other income (expense)--net...       --           470       6,595(3)          739              764              115          (392)
 Foreign exchange
  transaction (loss)
  gain.........................       --            --          --         (11,055)          17,022            9,688         5,049
 Minority Interest.............       --          (180)        210           6,079          (11,365)           1,431         3,332
 Loss in equity interest
  of unconsolidated
  subsidiaries -net............       --            --          --          (3,276)          (4,718)            (224)       (1,927)
 Income tax expense............       --          (395)       (401)         (1,334)          (3,341)              --          (169)
                                --------     ---------   ---------     -----------      -----------        ---------     ---------
 Loss before
  extraordinary item...........   (9,402)      (38,240)   (100,199)       (198,424)        (358,227)         (56,964)      (85,243)
 Extraordinary item (4)........       --            --          --         (20,800)              --               --            --
                                      --            --          --             ---               --               --            --
                                --------     ---------   ---------     -----------      -----------        ---------     ---------
 Net loss...................... $ (9,402)    $ (38,240)  $(100,199)    $  (219,224)     $  (358,227)       $ (56,964)    $ (85,243)
                                ========     =========   =========     ===========      ===========        =========     =========
 Loss per common share
  before extraordinary
  item (5)..................... $  (1.67)    $   (5.13)  $   (5.27)    $     (4.52)     $     (6.63)       $   (1.08)    $   (1.54)
 Extraordinary item per
  common share (4) (5).........       --            --          --           (0.47)              --               --            --
                                --------     ---------   ---------     -----------      -----------        ---------     ---------
 Net loss per common
  share (5).................... $  (1.67)    $   (5.13)  $   (5.27)    $     (4.99)     $     (6.63)       $   (1.08)    $   (1.54)
                                ========     =========   =========     ===========      ===========        =========     =========
 Weighted average
  number of common
  shares outstanding (5).......    5,641         7,448      19,008          43,913           54,022           52,930        55,374

 Other Financial Data:
 EBITDA (as defined) (6)....... $ (8,532)    $ (24,097)  $ (59,237)    $   (54,805)     $   (10,411)       $  (7,952)       (5,144)
 Ratio of Fixed Charges
  to Earnings (7)..............       --            --          --              --               --               --            --
 Capital expenditures (8)......    6,074        23,880      49,417         247,665          256,000           54,189        53,363
 Cash (used in) provided by
  operating activities.........    3,554       (10,475)    (91,812)        (82,752)        (158,885)         (52,182)     (115,295)
 Cash used in investing
  activities...................  (16,537)     (225,000)    (18,821)       (509,438)        (226,502)        (136,888)      (62,912)
 Cash provided by (used in
  financing activities.........   18,143       335,031     152,035         815,476          263,602           (2,694)      305,692

                                                          As of December 31,                             As of March 31,
                                --------------------------------------------------------------------     ---------------
                                  1995           1996           1997         1998 (10)       1999             2000
                                --------       --------       --------      ----------    ----------     ---------------
                                                                  (in thousands)

 Balance Sheet Data:
 Cash and cash equivalents.....  $ 5,163       $104,068       $144,894      $  367,823    $  238,724       $  361,722
 Securities available
  for sale.....................       --         67,828         13,858         111,548        84,154           94,944
 Restricted marketable
  securities (9)...............       --        104,370         68,836          20,159            --               --
 Total assets..................   53,072        427,969        605,664       1,714,593     1,803,308        1,990,226
 Short-term debt, current
  portion of long-term
  debt, and current
  portion of capital
  lease obligations (11).......    5,506          6,974          8,033          36,130        23,348           21,430
 Long-term debt and capital
  lease obligations (11).......    6,648        314,425        316,608       1,089,375     1,273,961        1,481,466
 Shareholders' equity
  (deficit)....................    5,705         20,843        126,699         133,484       (83,612)         (36,345)

-------------------
(1) Effective with the acquisition of a majority equity interest in RSL North America, in September 1995, we began to consolidate RSL North America's operations. From March 1995, the date of our initial investment, to September 1995, we accounted for our investment in RSL North America using the equity method of accounting.


(2) In the third quarter of 1999, we recorded a special charge of $32.1 million for consolidating locations, streamlining operations and exiting certain product lines and distribution channels, including telemarketing and certain prepaid calling card plans. The charge is composed of approximately $13.1 million for terminating various operating leases, $12.4 million for the severance of 189 employees and $6.6 million for the cost of exiting certain product lines and other items, of which $2.0 million was associated with the write-off of inventory which was recorded as part of cost of services. As of March 31, 2000 the reserve balance was $12.9 million, of which $8.3 million is for terminating leases and $4.6 million is for severance payments.



(3) Other income-net includes the reversal of certain liabilities accrued in connection with our obligations under an agreement that required us to meet a carrier vendor's minimum usage requirements, which agreement was entered into by one of our subsidiaries prior to our acquisition of that subsidiary. During May 1997, we renegotiated the contract with this carrier vendor resulting in the elimination of approximately $7.0 million of previously accrued charges.



(4) Extraordinary item represents primarily the premium paid to retire approximately $127.5 million of the original $300.0 million of the notes we issued in 1996.


(5) Loss per share is calculated by dividing the loss attributable to our common shares (Class A common shares and Class B common shares) by the weighted average number of common shares outstanding, and has been retroactively restated to reflect a 2.19-for-one stock split in 1997. Shares issuable pursuant to (a) outstanding stock options, (b) unexercised warrants, (c) warrants to purchase 459,900 Class B common shares at an exercise price of $.00457 per share, subject to adjustment, issued to Ronald S. Lauder as consideration for his previous guarantee of a revolving credit facility, (d) options granted to a number of minority shareholders of our subsidiaries, exercisable on the occurrence of certain events, to exchange their shares in the respective subsidiaries for, in certain circumstances, Class A common shares or, in specific circumstances, cash or (e) incentive units, which are options granted to some of the employees of our subsidiaries to acquire shares of those subsidiaries or similar rights, some of which are exercisable currently and the right to exchange these incentive units for Class A common shares or, in other circumstances, at our option, cash, are not included in the loss per share calculation as their effect is anti-dilutive.


(6) EBITDA, as used herein, consists of loss from operations before depreciation and amortization and also excludes a special charge and non-cash compensation. In 1999, EBITDA excludes a $2.0 million charge for inventory write-off recorded in cost of services and a special charge of $30.1 million to reorganize and streamline operations and $23.6 million of non-cash compensation expense primarily attributable to deltathree.com. In addition, if the EBITDA loss of deltathree.com were also excluded from our results, we would have reported positive EBITDA for the first quarter of 2000 of $1.3 million. EBITDA is provided because it is a measure commonly used in the telecommunications industry. It is presented to enhance an understanding of our operating results and is not intended to represent cash flow or results of operations in accordance with U.S. GAAP for the periods indicated.


(7) For the years ended December 31, 1995 through 1999, our earnings were insufficient to cover our fixed charges. The deficiency was approximately $9.4 million, $37.7 million, $100.0 million, $199.9 million and $338.8 million for the years ended December 31, 1995 through December 31, 1999, respectively, and $58.2 million and $86.5 million for the three month periods ended March 31, 1999 and March 31, 2000, respectively.


(8) Capital expenditures include assets acquired through capital lease financing and other debt.

(9) Restricted marketable securities held to maturity consist of U.S. government securities which were pledged for a three year period to secure the payment of interest on the principal amount of the notes we issued in 1996.

(10) During 1998, we acquired various companies. See footnote 2 to our consolidated financial statements for information regarding these acquisitions.


(11) As of March 31,2000, we had approximately $40 million of available (undrawn) borrowing capacity under our current bank and vendor facilities. The availability of these amounts is dependent upon our compliance with various financial ratios at the time of borrowing.

                                  RISK FACTORS


         An investment in our Series A preferred shares and Class A common shares involves risks, some of which could be substantial and, if they occurred, could adversely affect our business, financial condition or results of operations. You should carefully consider the following information about these risks, the risks described in our annual report for the year ended December 31, 1999 on Form 10-K/A incorporated in this prospectus by reference and the other information in this prospectus before buying our Series A preferred shares or Class A common shares.



RISK FACTORS RELATING TO OUR SERIES A PREFERRED SHARES.


WE ARE CURRENTLY RESTRICTED FROM PAYING CASH DIVIDENDS AND FROM REDEEMING THE SERIES A PREFERRED SHARES. WE ALSO COULD BE PREVENTED IN SOME CIRCUMSTANCES FROM PAYING DIVIDENDS IN OUR COMMON SHARES.

         The terms of the instruments governing our indebtedness restrict our ability to pay cash dividends and to redeem our preferred shares for cash. Our ability to pay cash dividends and redeem our Series A preferred shares for cash will depend on our meeting certain financial criteria, which in turn will require significant improvements in our EBITDA. Even if the terms of the instruments governing our indebtedness allow us to pay cash dividends and to redeem our Series A preferred shares for cash, we can make those payments only from our "surplus", that is the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital. In addition, we can make cash dividends only if we would, after paying those dividends, be able to pay our liabilities as they become due. We cannot assure you that we will have any surplus. The same test applies before we can pay dividends by issuing Class A common shares. In the event this test does not permit us to pay dividends or make redemption payments by issuing Class A common shares, we will issue from the share premium attributable to the Series A preferred shares, additional Series A preferred shares that we will convert immediately following issuance into the number of Class A common shares that would otherwise be issuable directly to holders on the payment date.

THE SERIES A PREFERRED SHARES ARE SUBORDINATED TO ALL OUR EXISTING INDEBTEDNESS AND WILL NOT LIMIT OUR ABILITY TO INCUR FUTURE INDEBTEDNESS THAT WILL RANK SENIOR TO THE PREFERRED SHARES.

         The Series A preferred shares will be subordinated to all our indebtedness with respect to the payments of interest and amounts distributable upon our dissolution, liquidation or winding up. The terms of the Series A preferred shares will not limit the amount of indebtedness or other obligations that we may incur. Further, we may incur additional indebtedness in order to finance the construction or acquisition of additional fiber optic and telecommunications systems and equipment. That indebtedness will rank senior to the Series A preferred shares.

WE MAY NOT HAVE SUFFICIENT FUNDS TO PURCHASE ANY SERIES A PREFERRED SHARES UPON A CHANGE OF CONTROL.


         If we experience a change of control, each holder of Series A preferred shares will have the right to require us to purchase all or any part of that holder's Series A preferred shares at a purchase price in cash or our Class A common shares, or a combination, equal to 100% of the liquidation preference of the Series A preferred shares, plus all accumulated and unpaid dividends on such Series A preferred shares to the date of purchase.

         Our ability to purchase such Series A preferred shares in cash is currently limited by our obligations and would be limited under Bermuda law. In addition, while we have the right to purchase such Series A preferred shares using our Class A common shares, it is possible that our ability to pay in Class A common shares may also be limited by other obligations as well as by Bermuda law.

         If we experience a change of control this may be an event of default under our other debt agreements and require payment of that debt in whole or in part as a result of acceleration or otherwise. In that circumstance, we may not have access to sufficient cash to purchase Series A preferred shares tendered to us upon a change in control.


THE PREFERRED SHARES ARE STRUCTURALLY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES.



         Because we are a holding company and our assets consist primarily of our equity interests in our operating subsidiaries, our obligations on the preferred shares will be structurally subordinated to all liabilities of our operating subsidiaries. At March 31, 2000 on a consolidated basis, we had approximately

$1.4 billion principal amount of long-term indebtedness and our subsidiaries (other than RSL PLC) had approximately $536.4 million of liabilities (including trade payables).


OUR ABILITY TO ISSUE SENIOR PREFERRED SHARES IN THE FUTURE COULD ADVERSELY AFFECT THE RIGHTS OF HOLDERS OF SERIES A PREFERRED SHARES AND OUR COMMON SHARES.

         We may, subject to the approval of the holders of at least 66 2/3% of the Series A preferred shares then outstanding, issue additional preferred shares in one or more series on terms that may be determined at the time of issuance by our board of directors. A series of preferred shares could include voting rights, preferences as to dividends and liquidation, and conversion and redemption rights that will rank senior to the Series A preferred shares. In addition, any future issuance of preferred shares, regardless of their ranking relative to the Series A preferred shares, will rank senior to our common shares. As a result, the future issuance of preferred shares could effectively diminish or supersede the dividends and liquidation preferences of the Series A preferred shares and adversely affect our common shares.

SALES, OR THE AVAILABILITY FOR SALE, OF SUBSTANTIAL AMOUNTS OF CLASS A COMMON SHARES COULD ADVERSELY AFFECT THE MARKET PRICE OF THE CLASS A COMMON SHARES.

         Sales of substantial amounts of Class A common shares in the public market, and the availability of shares for future sale (including shares of Class A common shares issuable upon the conversion of Class B common shares or upon exercise of outstanding options or other rights to acquire shares of Class A common shares) could adversely affect the prevailing market price of our Class A common shares, which in turn would adversely affect the value of the Series A preferred shares and could impair our future ability to raise capital through an offering of our equity securities.

NO PUBLIC MARKET EXISTS FOR THE SERIES A PREFERRED SHARES.


         The Series A preferred shares will be a new issue of securities for which there is currently no active trading market. If any of the securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on the market for similar securities and various other factors including general economic conditions and our financial condition, performance and prospects and, in the case of the debt securities, prevailing interest rates.


HOLDING OUR SERIES A PREFERRED SHARES COULD HAVE ADVERSE TAX CONSEQUENCES.


         In the case of a distribution on the Series A preferred shares that is paid in the form of our Class A common shares, the fair market value of the distributed shares on the distribution date will be treated for U.S. federal income tax purposes in the same manner as a cash distribution on the distribution date notwithstanding that no cash will be paid with respect to such distribution. See the section entitled "Certain U.S. Federal Income Tax Considerations."

         In addition, in the event we (or a successor) were to become organized under the laws of a U.S. jurisdiction, non-U.S. holders would generally be subject to U.S. withholding tax on dividends and we would not be required to pay any additional amounts to those holders. See the section entitled "Description of Series A Preferred Shares--Additional Amounts."

                Special Note Regarding Forward-Looking Statements

         Any statements in this prospectus about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "projection," "would" and "outlook." Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made in this document. Among the key factors that have a direct bearing on our results of operation are:

         o    General economic and business conditions;
         o    changes in, or failure to comply with, government regulations;
         o changes in marketing and technology in the telecommunications industry;
         o    changes in political, social and economic conditions;
         o    competition in the telecommunications industry;
         o    general risks of the telecommunications industry;
         o    success of acquisition and operating initiatives;
         o    management of growth;
         o availability, terms and deployment of capital; and o deregulation of the telecommunications market.

         These factors and the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements we make. You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict them. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.


         For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see the section in this prospectus entitled "Risk Factors" as well as the section entitled "Risk Factors" in our Annual Report for the year ended December 31, 1999 filed on Form 10-K/A and incorporated in this prospectus by reference. You should carefully consider the information discussed in those sections. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this offering circular might not occur.

         Throughout this prospectus we have used industry data obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of that information is not guaranteed. Although these data have been correctly reproduced in this prospectus from the internal surveys, market research, publicly available information and industry publications, we have not independently verified the data.

                                 USE OF PROCEEDS

         We will receive no proceeds from sales of securities under this prospectus.

                                 DIVIDEND POLICY

         We have never paid dividends on any class of common shares and do not anticipate paying any dividends on our Class A common shares or cash dividends on any other class of shares in the foreseeable future. Some of our credit facilities and the documents governing senior notes issued by our subsidiary, RSL Communications PLC, contain restrictions on our ability and the ability of our subsidiaries to declare and pay cash dividends. Our declaration and payment of dividends are subject to the discretion of our board of directors. Any determination as to the payment of dividends in the future will depend upon our results of operations, capital requirements, restrictions in loan agreements and other factors as our board of directors may deem relevant.


         The payment of dividends in cash or shares on either Series A preferred shares or Class A common shares is also generally limited under applicable Bermuda law to the amount of our "surplus." This means the excess of the fair market value of our total assets over the sum of our total liabilities and our paid-in share capital. However, even when this limitation applies, we are permitted to issue additional Series A preferred shares out of the share premium account attributable to the Series A preferred shares. We have irrevocably committed to convert these shares, effective immediately following their issuance, into the number of Class A common shares that would be deliverable to holders on the dividend payment date in order to satisfy the dividend requirement of our Series A preferred shares. In no event will holders receive additional Series A preferred shares in lieu of any dividend payment. We currently expect that for the foreseeable future all distributions on the Series A preferred shares will be paid by delivery of Class A common shares. On June 27, 2000 we declared a distribution on our Series A preferred shares payable in Class A common shares on August 1, 2000.

                                 CAPITALIZATION

         The following table sets forth our consolidated cash and cash equivalents, marketable securities, restricted marketable securities and capitalization as of March 31, 2000. You should read this table along with the section of our Form 10-Q for the quarter ended March 31, 2000 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated herein by reference.




                                                                                         As of March  31, 2000
                                                                                         (In thousands, except
                                                                                               share data)
Cash and cash equivalents......................................................              $    361,722
                                                                                             ============
Securities available for sale..................................................              $     94,944
                                                                                             ============
Short-term debt and current portion of long-term debt and current
  portion of capital lease obligations.........................................              $     21,430
Long-term debt and capital lease obligations:
12 1/4% Senior Notes due 2006 (net of amortized discount of $1.5 million)......                   171,012
9 1/8% Senior Notes due 2008...................................................                   200,000
10 1/8% Senior Notes due 2008..................................................                   246,007
10% Senior Discount Notes due 2008.............................................                   109,180
12% Senior Notes due 2008 (net of unamortized discount of $5.2 million)........                    94,918
10 1/2% Senior Notes due 2008 (net of unamortized discount of $1.4 million)....                   198,662
9 7/8% Senior Notes due 2009 (net of unamortized discount of $3.9 million).....                   171,184
12 7/8% Senior Dollar Notes and Senior Euro Notes due 2010 (net of unamortized
  discount of $1.4 million)....................................................                   194,175
Other debt and capital leases..................................................                    96,329
                                                                                             ------------
Total long-term debt, short-term debt and capital lease obligations (1)........                 1,502,897
                                                                                             ------------
Minority Interest..............................................................                    72,587
                                                                                             ------------
Shareholders' (Deficit) Equity:
  Series A preferred shares, $.00457 par value: 65,700,000 shares
  authorized; 2,300,000 shares outstanding.....................................                   115,000
Common Stock, $.00457 par value; 438,000,000 authorized;
  31,421,615 Class A common shares outstanding (2).............................                       143
24,267,283 Class B common shares outstanding (3)...............................                       111
Warrants--Common shares........................................................                     3,945
Additional paid-in capital.....................................................                   655,553
Deferred compensation..........................................................                    (6,542)
Accumulated deficit............................................................                  (810,633)
Foreign currency translation adjustment and unrealized loss on long-term
  investments..................................................................                     6,078
                                                                                             ------------
Total shareholders' deficit....................................................                   (36,345)
                                                                                             ------------
Total capitalization                                                                         $  1,539,139
---------------------                                                                        ============



(1) As of March 31, 2000, our subsidiary, Telegate, had approximately $40 million of available (undrawn) borrowing capacity under our current bank and vendor facilities. The availability of these amounts is dependent upon compliance with various financial ratios at the time of borrowing.


(2) Does not include (i) 4.4 million Class A common shares issuable upon the exercise of outstanding stock options, (ii) 26.2 million Class A common shares issuable upon the conversion of the Class B common shares, (iii) 459,900 Class A common shares issuable upon the conversion of Class B common shares issuable pursuant to warrants issued to Ronald S. Lauder,
      (iv) 730,327 Class A common shares issuable upon the exercise of unexercised warrants (excluding the warrants described in clause (iii)),
      (v) Class A common shares issuable upon exercise of roll-up rights or incentive units or (vi) 5,195,320 Class A common shares issuable upon conversion of the Series A preferred shares.


(3) The foregoing does not include 459,900 Class B common shares issuable upon exercise of warrants issued to Ronald S. Lauder.

                    DESCRIPTION OF SERIES A PREFERRED SHARES

         The following summary is not intended to be complete. For a complete description of the Series A preferred shares, you should read the Certificate of Designation for the Series A preferred shares, filed as exhibit hereto and available from us upon request. We have initially authorized up to 7,000,000 Series A preferred shares and issued 2,300,000 of such shares. We may authorize and issue additional Series A preferred shares by action of our board of directors or a committee.

         The transfer agent for the Series A preferred shares is American Stock Transfer & Trust Company until we select a successor.

Ranking

         The Series A preferred shares rank, with respect to dividend distributions and distributions upon our liquidation, winding-up and dissolution:

         o junior to all of our existing and future indebtedness and other obligations;
         o junior to each class of capital stock or series of preferred stock that we establish after February 22, 2000 the terms of which expressly provide that such class or series will rank senior to the Series A preferred shares as to dividend distributions and distributions upon our liquidation, winding-up and dissolution ("senior securities");
         o on parity with each other class of capital stock or series of preferred stock that we establish after February 22, 2000 the terms of which expressly provide that such class or series will rank on a parity with the Series A preferred shares as to dividend distributions and distributions upon our liquidation, winding-up and dissolution ("parity securities"); and
         o senior to all classes of our common stock and to each other class of capital stock or series of our preferred stock established after February 22, 2000 the terms of which do not expressly provide that it ranks senior to or on a parity with the Series A preferred shares as to dividend distributions and distributions upon our liquidation, winding-up and dissolution (together with our common stock, "junior securities").

         The Series A preferred shares will be subject to the issuance of junior securities, parity securities and senior securities, provided that we may not issue any new class of senior securities without the approval of the holders of at least 66 2/3% of the Series A preferred shares then outstanding, voting or consenting, as the case may be, together as one class.

         No dividend shall be declared or paid upon, and no sum will be set apart for the payment of dividends upon, any outstanding Series A preferred shares with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividends, upon all outstanding shares of senior securities.

Regular Dividends

         When, as and if our board of directors declares a dividend out of funds legally available therefor, the holders of the Series A preferred shares will be entitled to receive a dividend. Dividends:

         o are cumulative from the issue date of the Series A preferred shares and accrue at the rate per annum of 7 1/2% of the Liquidation Preference per share (equivalent to $3.75 per share annually);
         o are payable quarterly in arrears on each February 1, May 1, August 1 and November 1, commencing on August 1, 2000 (each, a "dividend payment date") (unless such date is not a business day, in which case such payment shall be made on the next succeeding business day), to the holders of record as of the next preceding January 15, April 15, July 15 and October 15 (each, a "record date");
         o are computed on the basis of a 360-day year consisting of twelve 30-day months and are deemed to accrue on a daily basis; o accrue whether or not we have earnings or profits, whether or not we have funds legally available for the payment of such dividends and whether or not we declare dividends; and
         o accumulate to the extent they are not paid on the dividend payment date for the period to which they relate.

         As described below, we may make any payments required in respect of the Series A preferred shares in the form of cash, Class A common shares or any combination, at our option. See the section entitled "Method of Payments."

         We will, in accordance with the Certificate of Designation for the Series A preferred shares, take all actions required or permitted under The Companies Act 1981 of Bermuda (the "Companies Act") to permit the payments in respect of the Series A preferred shares described herein.

         No dividends of any kind shall be declared or paid upon, and no sum will be set apart for the payment of dividends upon, any outstanding Series A preferred shares with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividends, upon all outstanding Series A preferred shares.

         Unless full cumulative dividends on all outstanding Series A preferred shares for all past dividend periods shall have been declared and paid, or declared and a sufficient sum for the payment thereof set apart, then:

         o no dividend (other than a dividend payable solely in shares of any junior securities or parity securities or a partial cash or property dividend on parity securities that is paid pro rata on the Series A preferred shares) shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of junior securities or parity securities, respectively;
         o no other distribution shall be declared or made upon, or any sum set apart from the payment of any distribution upon, any shares of junior securities or parity securities, other than a distribution consisting solely of junior securities or parity securities, respectively;
         o no shares of junior securities or parity securities or any warrants, rights, calls or options exercisable for or convertible into any junior securities or parity securities shall be purchased, redeemed or otherwise acquired (excluding an exchange for shares of other junior securities or parity securities, respectively) by us or any of our subsidiaries; and
         o no monies shall be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition of any shares of junior securities or parity securities or any warrants, rights, calls or options exercisable for or convertible into any junior securities or parity securities by us or any of our subsidiaries.

         Holders of the Series A preferred shares will not be entitled to any dividends, whether payable in cash, property or stock, in excess of the full cumulative dividends as described above.

         We are, and for the foreseeable future we are likely to be, party to credit agreements or other agreements relating to indebtedness that contain restrictions on our ability to pay cash dividends on the Series A preferred shares.

Additional Amounts

         We are required to pay additional amounts to the holders of Series A preferred shares as additional dividends, to make up for any deduction or withholding for any present or future taxes, assessments or other governmental charges imposed by any "applicable jurisdiction" (as defined below) in respect of any amounts that we or a successor corporation must pay with respect to the Series A preferred shares, so that the net amounts paid to the holders of the Series A preferred shares, after that deduction or withholding, will be not less than the amount specified as payable with respect to those shares. An "applicable jurisdiction" is (a) Bermuda, (b) any jurisdiction (excluding the United States or any political subdivision thereof) from or through which we are, or our paying agent is, making payments on the Series A preferred shares or
(c) any other jurisdiction (excluding the United States or any political subdivision thereof) in which we are, or a successor corporation is, organized or any political subdivision or governmental authority of or in that jurisdiction with the power to tax. However, we will not be obligated to pay additional amounts to any holder that:

         o    resides in or is a citizen of an applicable jurisdiction; or
         o is a fiduciary, partnership or limited liability company if, and to the extent that, the payment of additional amounts would not have been required if the Series A preferred shares were held directly by a beneficiary or settlor with respect to that fiduciary or a member of that partnership or limited liability company.

         In addition, we will not be obligated to pay any additional amounts to a holder on account of:

         o any tax, assessment or other governmental charge that would not have been imposed but for (a) the existence of any present or former connection between the holder, or certain other persons, and the applicable jurisdiction, (b) the presentation of Series A preferred shares for payment more than 60 days after the relevant payment is due or (c) the presentation of Series A preferred shares for payment in Bermuda or any political subdivision of or in Bermuda, unless those shares could not have been presented for payment elsewhere;
         o any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;
         o any tax, assessment or other governmental charge that is payable otherwise than by withholding from payment of the liquidation preference of or any dividends or redemption premium on the Series A preferred shares;
         o any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of the Series A preferred shares to comply with a request by us to (a) provide information, documents or other evidence concerning the nationality, residence, identity or connection with the applicable jurisdiction of the holder or beneficial owner or (b) make and deliver any declaration or other similar claim, other than a claim for refund of a tax, assessment or other governmental charge withheld by us, or satisfy any information or reporting requirements, which, in the case of clause (a) or (b), is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of that tax, assessment or other governmental charge; or
         o    any combination of the items above.

         As a result of the foregoing provisions, if we were to become a corporation organized under the laws of the United States (or any political subdivision thereof), or if the Series A preferred shares were exchanged for preferred shares of any acquiring or successor corporation that was so organized, non- U.S. holders would generally be subject to U.S. withholding tax on dividends, but such holders would not be entitled to receive any additional amounts from us or from such acquiring or successor corporation in respect of any such withholding taxes imposed by the United States (or any political subdivision thereof).

Optional Redemption; Tax Redemption

   Optional Redemption

         At any time on or after February 1, 2005, we may at our option redeem the Series A preferred shares, in whole or from time to time in part (the "optional redemption"), at a redemption price equal to the percentage of the liquidation preference set forth below, in each case together with accumulated and unpaid dividends (including an amount equal to a prorated dividend for any partial dividend period), additional amounts and "special dividends" (as defined below), if any, to the "redemption effective date" (as defined below), upon written notice given not less than 30 nor more than 60 days' prior to the redemption effective date, if redeemed during the 12-month period commencing on the dates set forth below (unless such date is not a business day, in which case such period will commence on the next succeeding business day):

                                                                   Redemption
Date                                                                  Price
----                                                               ----------
February 1, 2005................................................    $51.875
February 1, 2006................................................    $51.500
February 1, 2007................................................    $51.125
February 1, 2008................................................    $50.750
February 1, 2009................................................    $50.375
February 1, 2010................................................    $50.000

         We may not authorize or make any optional redemption unless, prior to giving the required redemption notice, all accumulated and unpaid dividends on the Series A preferred shares for periods ended prior to the date of such redemption notice shall have been paid in cash or Class A common shares.

   Tax Redemption

         We will have the option to redeem any or all Series A preferred shares at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice to the redemption effective date sent by first-class mail to each holder's registered address, at 100% of the liquidation preference per share plus accumulated and unpaid dividends to the date of redemption, if there is a "change in tax law" (as defined below) after the issue date of the Series A preferred shares that would require us or any successor corporation to pay additional amounts with respect to any shares of Series A preferred shares on the next succeeding dividend payment date, and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to us or any successor corporation.

         A "change in tax law" that would trigger the provisions of the preceding paragraph would be (a) a change in or amendment to laws, regulations or rulings of any applicable jurisdiction, (b) a change in the official application or interpretation of those laws, regulations or rulings or (c) any execution of or amendment to any treaty affecting taxation to which any applicable jurisdiction is party.

   Provisions Relating to the Optional and Tax Redemption

         The "redemption effective date" will be a business day specified as such in the notice of redemption. On the redemption effective date:

         (a) all cash to be paid as part of the redemption price will become payable,

         (b) all dividends on the Series A preferred shares to be redeemed will cease to accrue and

         (c) the right to convert the Series A preferred shares to be redeemed will cease at the close of business.

         As described below, if any Class A common shares are to be delivered as part of the redemption price, (x) the number of Class A common shares to be delivered will be determined on the basis of the average of the closing market prices of those shares for the ten trading days following the redemption effective date and (y) those shares will be deliverable on the 12th trading day following the redemption effective date.

         Each notice of redemption must specify:

         (a) the redemption effective date,

         (b) the redemption price,

         (c) the form of consideration to be paid, and

         (d) if any portion of the redemption price is to be paid by the delivery of Class A common shares, the method for determining the applicable average market value and the date on which the shares will be deliverable.

         In the case of any partial redemption, we will select the shares of Series A preferred shares to be redeemed on a pro rata basis, by lot or any other method that we, in our discretion, deem fair and appropriate, provided that we may redeem all shares held by holders of fewer than 100 Series A preferred shares (or by holders that would hold fewer than 100 Series A preferred shares following such redemption) prior to our redemption of other Series A preferred shares.

         If the redemption effective date falls after a dividend payment record date and before the related dividend payment date, the holders of Series A preferred shares at the close of business on that dividend payment record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date, even if those shares are redeemed after that dividend payment record date.

Mandatory Redemption

         Unless they have already been redeemed or converted, the Series A preferred shares will be mandatorily redeemed by us on February 1, 2012 (the "mandatory redemption") at a redemption price equal to 100% of the liquidation preference, together with accumulated and unpaid dividends and special dividends, if any, and additional amounts, if any, to the mandatory redemption date.

Method of Payments

         Subject to certain restrictions, we may make any payments due in respect of the Series A preferred shares (other than payments of the liquidation preference, which shall be made in cash except in certain circumstances) including regular dividends, special dividends, if any, additional amounts, if any, optional, tax and mandatory redemption payments and any payments due as a result of a change of control,

         o    in cash,
         o    by delivery of our Class A common shares, or
         o    through any combination of cash and our Class A common shares.

         If we elect to make any such payment, or any portion thereof, by delivery of our Class A common shares, such shares shall be valued for such purpose at 95% of the "average market value" (as defined below). However, in the event that in any of the foregoing situations on the date of such payment a registration statement is required to be effective and is not effective, the Class A common shares shall be valued for such purpose at 80% of the average market value.

         We will make all payments in respect of the Series A preferred shares in cash, except to the extent we elect to make all or any portion of such payment in Class A common shares. In the event we are prevented by Bermuda law from making any such payment in cash or by issuing our Class A common shares, we have agreed that we will issue from the share premium attributable to the Series A preferred shares that number of additional Series A preferred shares that is convertible at the then effective conversion rate into the number of Class A common shares deliverable to holders on such payment date. These additional Series A preferred shares are referred to as "bonus shares." At the closing, we will irrevocably notify the transfer agent that we will exercise our option to convert such bonus shares, and such conversion will be effective immediately following issuance. In no event will holders receive bonus shares in lieu of any payment required to be made in respect of the Series A preferred shares. The calculation of the conversion rate is described below in the section entitled "--Conversion Rate; Conversion Price; Adjustments."

         We expect that for the foreseeable future we will make all payments in respect of the Series A preferred shares by delivery of Class A common shares issued upon conversion by us of bonus shares. Upon delivery of Class A common shares (including any Class A common shares issued upon conversion by us of bonus shares) in respect of any such payments, including any regular dividend or special dividend, any payment of additional amounts, any optional, tax or mandatory redemption payment or any payment due as a result of a change of control, such payment shall be deemed to have been paid and discharged to the extent of the value (determined as provided above) of the Class A common shares so delivered.

         No fractional Class A common shares will be delivered to the holders of the Series A preferred shares. Instead the transfer agent will deliver a cash adjustment to each holder that would otherwise be entitled to a fraction of a Class A common share. The amount of such cash adjustment will be determined based on, and such adjustments will be paid from, the proceeds received by the transfer agent from the sale of that number of our Class A common shares, which we will deliver to the transfer agent for such purpose, equal to the aggregate of all such fractions (rounded up to the nearest whole share).

         The transfer agent is authorized and directed in the Series A Preferred Shares Annex to sell such shares at the best available prices and distribute the proceeds to the holders in proportion to their respective interests therein. We will pay the expenses of the transfer agent with respect to such sale, including brokerage commissions. Any portion of any such payment that is declared and not paid through the delivery of Class A common shares will be paid in cash.

         We will make a public announcement (a) no later than the close of business on the tenth business day prior to the record date for each dividend as to whether we will make the required payment on the related dividend payment date, and, if so, whether we will make such payment in cash or Class A common shares or a combination, (b) no later than the close of business on the fifteenth business day prior to the mandatory redemption date, whether we will make the payment required on the mandatory redemption date in cash or Class A common shares or a combination, (c) no later than the close of business on the 30th day prior to any "redemption effective date" (as defined above), whether we will make the payment required on such redemption effective date in cash or Class A common shares and (d) no later than the date of the change of control offer to purchase notice, whether we will make the required payment in cash or Class A common shares or a combination. We will make any public announcement required by this paragraph by a press release issued to Dow Jones News Service and Bloomberg News Service or their respective successors. We will also deliver or mail a copy of each announcement to each record holder of Series A preferred shares.

         "Average market value" of the Class A common shares means (a) with respect to the payment of any dividends, including regular dividends, special dividends and additional amounts, the arithmetic average of the "current market value" (as defined below) of the Class A common shares for the five trading days ending on the second business day prior to the record date for such dividend,
(b) with respect to any optional redemption or tax redemption, the arithmetic average of the current market value of the Class A common shares for the ten trading days beginning on the trading day following the redemption effective date and (c) with respect to mandatory redemption, change of control offer to purchase or any other payment, the arithmetic average of the "current market value" of the Class A common shares for the ten trading days ending on the second business day prior to the date of such payment.

         "Current market value" of Class A common shares for any particular trading day means (a) if the shares are traded on the Nasdaq Stock Market, or its successor, the last sale price, or if there is no last sale price, the average of the last reported bid and asked prices, as reported by the Nasdaq Stock Market, or its successor, as of the close of regular trading for that trading day and (b) if the shares are traded on the New York Stock Exchange or another national securities exchange, the closing price as reported on the NYSE Composite Transactions Tape, or any comparable exchange reporting service, as of the close of regular trading on such exchange for that trading day.

Procedure for Redemption

         On and after a redemption effective date or the mandatory redemption date, unless we default in the payment of the applicable redemption price, dividends will cease to accrue on Series A preferred shares called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price, without interest. However, if we shall not have previously given a notice of redemption and not have segregated and irrevocably set apart an amount in cash equal to the full redemption price in trust for the benefit of holders of the Series A preferred shares called for redemption, then at the close of business on the day on which such funds are so segregated and set apart, the holders of the shares to be redeemed shall cease to be and shall be entitled, subject to their rights of conversion, to receive only the redemption price for their shares on the redemption date.

         Whenever we issue a notice of redemption, we will concurrently make a public announcement of the terms of the redemption.

         Series A preferred shares issued and reacquired will, upon compliance with the applicable requirements of law, have the status of authorized but unissued shares of our preferred stock undesignated as to series and may with any and all other authorized but unissued shares of our preferred stock be designated or redesignated and issued, as part of any series of our preferred stock.

Conversion Rights

   Conversion by Holders

         Series A preferred shares will be convertible at any time prior to the close of business on the mandatory redemption date, unless previously redeemed, at the option of the holder thereof, into fully paid and non-assessable Class A common shares at the then effective conversion rate. A holder's right to convert Series A preferred shares called for redemption will terminate at the close of business on the applicable redemption effective date and will be lost if not exercised prior to that time, unless we default in making the payment due upon redemption. The calculation of the conversion rate is described below in the section entitled "--Conversion Rate; Conversion Price; Adjustments".

   Conversion by Us

         Each Series A preferred share will be convertible at our option at any time within 24 hours of issuance, unless we waive our conversion right in writing, into fully paid and non-assessable Class A common shares at the then effective conversion rate. We may waive or exercise our conversion right with respect to any Series A preferred share in advance of their issuance by written notice to the transfer agent. Any such waiver or notice will be irrevocable. We have agreed that we will deliver at closing the required written notice waiving our conversion right with respect to the Series A preferred shares to be issued in this offering (including any shares issued upon exercise of the initial purchasers' overallotment option) and exercising our conversion right with respect to all Series A preferred shares issued as bonus shares in connection with our obligation to deliver Class A common shares under the terms of the Series A preferred shares. The calculation of the conversion rate is described below in the section entitled "--Conversion Rate; Conversion Price; Adjustments."


   Conversion Rate; Conversion Price; Adjustments

         The number of Class A common shares deliverable upon conversion of each Series A preferred share shall be equal to $50 (the liquidation preference per Series A preferred share) divided by the then effective conversion price. We refer to this as the "conversion rate".

         The initial "conversion price" is $22.14 per share. At that price, holders of the Series A preferred shares would receive 2.2584 of our Class A common shares for each $50 liquidation preference of Series A preferred shares (that is, $50/$22.14). The conversion price is subject to adjustment in certain events, including:

         o the payment of dividends (and other distributions) in our Class A common shares on any class of our capital stock;
         o the issuance to all holders of our common shares of rights, warrants or options entitling them to subscribe for or purchase our Class A common shares at less than the current market price (as calculated pursuant to the Certificate of Designation for the Series A preferred shares;
         o subdivisions, combinations and reclassifications of our Class A common shares; and
         o distributions to all holders of our common shares of evidences of our indebtedness, shares of any class of our capital stock, cash or other assets (including securities, but excluding those dividends, rights, warrants, options and distributions referred to in the three clauses above and dividends and distributions paid in cash out of our accumulated deficit or retained earnings, unless the sum of all such cash dividends and distributions made and the amount of cash and the fair market value of other consideration paid in respect of any repurchases of our Class A common shares by us or any of our subsidiaries, in each case within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the product of the arithmetic average of the current market value of our Class A common shares for the ten trading days ending on the second business day prior to the record date for such dividend or distribution times the aggregate number of our Class A common shares outstanding on the record date for such dividend or distribution).

         Notwithstanding the foregoing, no adjustment will be made for payment in our Class A common shares (or the issuance of any bonus shares in connection therewith) in respect of the Series A preferred shares or on any other series of preferred shares with payment provisions that are substantially the same as the payment provisions of the Series A preferred shares.

         We are not required to make any adjustment of the conversion price until cumulative adjustments amount to 1% or more of the conversion price as last adjusted. Notwithstanding the foregoing, no adjustment to the conversion price shall reduce the conversion price below the then applicable par value per share of our Class A common shares. In addition to the foregoing adjustments, we are permitted to make such reductions in the conversion price as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of our Class A common shares.

         In the case of certain consolidations or mergers to which we are a party or the transfer of substantially all of our assets, each Series A preferred share then outstanding would become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of our Class A common shares into which such Series A preferred share might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of Class A common shares failed to exercise any rights of election and received per share the kind and amount receivable per share by a plurality of non-electing shares).

         No fractional Class A common shares will be issued upon conversion; in lieu thereof, the transfer agent will deliver a cash adjustment based upon the closing price of our Class A common shares on the business day prior to the conversion date. The amount of such cash adjustment will be determined based on and paid from the proceeds received by the transfer agent from the sale of that number of our Class A common shares, which we will deliver to the transfer agent for such purpose, equal to the aggregate of all such fractions (rounded up to the nearest whole share).

         The holder of record at the close of business on a record date with respect to the payment of dividends on the Series A preferred shares will be entitled to receive such dividends with respect to such shares on the corresponding dividend payment date, notwithstanding the conversion of such shares after such record date and prior to such dividend payment date.

         Series A preferred shares surrendered for conversion during the period from the close of business on any record date for the payment of dividends to the opening of business of the corresponding dividend payment date must be accompanied by a payment in cash, our Class A common shares or a combination thereof (depending on the method of payment that we have chosen to pay the dividend) in an amount equal to the dividend payable on such dividend payment date. However, this does not apply if such shares have been called for redemption on a redemption effective date occurring during the period from the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date.

         No payment or adjustment will be made upon conversion of Series A preferred shares for accumulated and unpaid dividends or for dividends with respect to the Class A common shares issued upon such conversion.

Voting Rights

         Holders of Series A preferred shares have no voting rights, except as required by law and except as follows:

         (a) If at any time the equivalent of six quarterly dividends on the Series A preferred shares are accrued and unpaid, then the total number of directors constituting our entire board of directors shall be increased by two and, whether or not consecutive and whether or not declared, the holders of a majority of the Series A preferred shares shall have the right to elect two directors. This right will continue until all dividends in arrears on the Series A preferred shares are paid in full, at which time the term of office of any such members of the board of directors so elected shall terminate and such directors shall be deemed to have resigned.

         (b) Without the approval of holders of at least 66 2/3% of the Series A preferred shares then outstanding, voting or consenting, as the case may be, as one class:

         o we will not authorize any class of senior securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase shares of any class or series of senior securities, and
         o we may not amend the Certificate of Designation for the Series A preferred shares or our bye-laws so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of Series A preferred shares (provided that we may not, without the consent of each holder of Series A preferred share affected, (i) change the Mandatory Redemption Date or any Dividend Payment Date, (ii) reduce the liquidation preference, the rate of dividends, the redemption prices or the change of control purchase price, (iii) change the place of payment or the currency of payment, (iv) adversely affect the conversion rights or (v) reduce the voting rights of the Series A preferred shares).

         The Certificate of Designation for the Series A preferred shares also provides that:

         o except as set forth above with respect to senior securities, (a) the creation, authorization or issuance of any shares of junior securities, parity securities or senior securities or (b) the increase or decrease in the amount of authorized capital stock of any class, including any Series A preferred shares, shall not require the consent of the holders of Series A preferred shares and shall not be deemed to affect adversely the rights, preferences, privileges, special rights or voting rights of holders of Series A preferred shares, and
         o we will not require the consent of the holders of Series A preferred shares to authorize, create (by way of reclassification or otherwise) or issue any parity securities or junior securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of parity securities or junior securities.

Change of Control Put Right

         If we experience a change of control, each holder of Series A preferred shares will have the right to require us to purchase all or any part of that holder's Series A preferred shares at a purchase price in cash equal to 100% of the liquidation preference of those shares, plus all accumulated and unpaid dividends on those shares to the date of purchase. Within 30 days following any change of control, we will mail a notice to each holder describing the transaction or transactions that constitute the change of control and offer to purchase that holder's Series A preferred shares on the date specified in that notice, which date will be no earlier than 60 days from the date the notice is mailed. We will also advise holders in that notice of whether we will pay the change of control purchase price in the form of cash, Class A common shares or a combination thereof.

         We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the purchase of preferred stock as a result of a change of control. To the extent that the provisions of any securities laws or regulations conflict with any of the provisions of this section, we will comply with the applicable securities laws and regulations and will be deemed not to have breached our obligations under this section.

         On the date scheduled for payment of the Series A preferred shares, we will, to the extent lawful, (a) accept for payment all Series A preferred shares properly tendered, (b) deposit with the transfer agent the purchase price of the Series A preferred shares so tendered and (c) deliver or cause to be delivered to the transfer agent Series A preferred shares so accepted together with an officers' certificate stating the aggregate liquidation preference of the Series A preferred shares being purchased by us. The transfer agent will promptly mail or deliver to each holder of Series A preferred shares so tendered the applicable payment for those Series A preferred shares, and the transfer agent will promptly countersign and mail or deliver, or cause to be transferred by book-entry, to each holder new Series A preferred shares equal in liquidation preference to any unpurchased portion of the Series A preferred shares surrendered, if any. We will publicly announce the results of our offer on or as soon as practicable after the payment date for the purchase of Series A preferred shares in connection with a change of control.

         Notwithstanding the foregoing, we shall not be required to repurchase, and shall not repurchase, any Series A preferred shares in connection with a change of control until we have repurchased any and all indebtedness and senior securities that are required by their terms to be repurchased in connection with such change of control. If we are prohibited from paying cash upon a change of control under any applicable debt instrument, we will nevertheless be required to offer to effect a conversion of the Series A preferred shares into Class A common shares having a value (determined as provided above under "Method of Payment") equal to the required payment.

         In addition, we will not be required to make an offer to purchase any Series A preferred shares upon the occurrence of a change of control if a third party makes that offer in the manner, at the times and otherwise in compliance with the requirements described in this section and purchases all Series A preferred shares validly tendered and not withdrawn.

         A "change of control" means:

         (a) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13-d under the Exchange Act) of more than 35% of the total voting power of our "voting stock" on a fully diluted basis and such ownership is greater than the amount of voting power of our voting stock, on a fully diluted basis, held by the "existing stockholders" and their "affiliates" on such date;

         (b) individuals who on the closing of this offering constitute the board of directors (together with any new directors whose election by the board of directors or whose nomination for election by stockholders was approved by a vote of at least two-thirds of the members of the board of directors then in office who either were members of the board of directors on the closing date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors then in office;

         (c) all the common stock of RSL PLC is not beneficially owned by us (other than directors' qualifying shares) or our successor in a transaction governed by the provisions described below under "Merger, Consolidation and Sale of Assets;" or

         (d) the "existing stockholders" as a group acquire, on a cumulative basis after the date of this offering circular, directly or indirectly, beneficial ownership of more than (x) three million additional Class A common shares plus (y) 50% of the number of Class A common shares issued by the Issuer in underwritten public offerings occurring after the date hereof to persons other than the existing stockholders, plus (z) the number of Class A common shares sold by the existing stockholders in the public markets after the date hereof; this calculation shall exclude acquisitions from the Issuer or from other existing stockholders or from other officers and directors or Metro Holding AG of Class A common shares owned by them on the date hereof, including as a result of the conversion of securities held by the existing stockholders on the date hereof; the share threshold will be appropriately adjusted for stock splits, combinations, reclassifications and similar transactions.

         "Voting stock" means "capital stock" which ordinarily has voting power for the election of directors (or persons performing similar functions), whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

         "Capital stock" means any and all shares, interests, participations or other equivalents (however designated) or corporate stock or other equity participants, including partnership interests, whether general or limited.

         "Existing stockholders" means (a) R.S. Lauder, Gaspar & Co., L.P., ("RSLAG"), (b) partners in RSLAG and Lauder Gaspar Ventures LLC and their affiliates, in each case as of the closing of this offering, (c) Itzhak Fisher, Ronald S. Lauder, Leonard A. Lauder, Jacob Z. Schuster, Nir Tarlovsky, Nesim N. Bildirici, and Eugene Sekulow, (d) family members of any of the foregoing, (e) trusts, the only beneficiaries of which are persons or entities described in clauses (a) through (d) above and (f) partnerships which are controlled by the persons or entities described in clauses (a) through (d) above.

         "Affiliate" means any person directly or indirectly controlling or controlled by or under direct or indirect common control with such person. For the purposes of this definition, "control" when used with respect to any person means to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

Merger, Consolidation and Sale of Assets

         Without the vote or consent of the holders of a majority of the then outstanding Series A preferred shares, we may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets to, any person unless:

         o the entity formed by such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (in any such case, the "resulting entity") is a corporation organized and existing under the laws of Bermuda, the United Kingdom, the United States or any State thereof or the District of Columbia, the British Virgin
              Islands, Cayman Islands, The Netherlands, Ireland or Jersey;
         o    if we are not the resulting entity, the Series A preferred shares, are converted into or exchanged for and become, or receive upon liquidation as provided below, shares ("replacement preferred shares") of such resulting entity, having in respect of such resulting entity the same (or more favorable) powers, preferences and relative, participating, optional, other special rights or voting rights thereof that the Series A preferred shares had immediately prior to such transaction; and
         o immediately after giving effect to such transaction, no event referred to in paragraph (a) of the section entitled "Voting Rights" has occurred and is continuing.

         The resulting entity of such transaction shall thereafter be deemed to be the "Company" for all purposes of the Certificate of Designation for the Series A preferred shares and the predecessor shall be relieved of all obligations with respect to the Series A preferred shares.

         Except as described herein, the Certificate of Designation for the Series A preferred shares does not provide the holders of the Series A preferred shares with any special protection in the event of a takeover, recapitalization or similar transaction which could adversely affect our capital structure or the value of the Series A preferred shares or our Class A common shares.

Liquidation Preference

         Upon any voluntary or involuntary liquidation, dissolution or winding-up of our business or reduction or decrease in our capital stock resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of Series A preferred shares will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of Series A preferred shares held by such holder, plus accrued and unpaid dividends and special dividends, if any, to the date fixed for liquidation, dissolution, winding-up or reduction or decrease in capital stock (including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution, winding up or reduction or decrease in capital stock), before any distribution is made on any junior securities, including, without limitation, common stock.

         After payment in full of the liquidation preference and all accrued dividends, additional amounts and special dividends, if any, to which holders of Series A preferred shares are entitled, such holders will not be entitled to any further participation in any distribution of our assets. If, upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the amounts payable with respect to the Series A preferred shares and all other parity securities are not paid in full, the holders of the Series A preferred shares and the parity securities will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends and special dividends, if any, to which each is entitled. However, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our property or assets nor our consolidation or merger with or into one or more entities will be deemed to be a voluntary liquidation, dissolution or winding-up or reduction or decrease in capital stock, unless such sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding-up of our business or reduction or decrease in capital stock.

         Notwithstanding the foregoing, in the case of liquidation, dissolution or winding-up in connection with any transaction that is treated as a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets under the provisions described under "Merger, Consolidation and Sale of Assets" in which we receive in exchange for such assets, among other things, replacement preferred shares, the liquidation preference of each Series A preferred share, and any other entitlement in respect of a Series A preferred share to receive any distribution in connection with such liquidation, dissolution or winding-up, shall be satisfied and discharged in full, upon distribution to the holders of Series A preferred shares of such replacement preferred shares, provided that each holder of Series A preferred shares receives replacement preferred shares that, among other things, are convertible into the kind and amount securities, cash and other property that such holder would have received had such holder converted such holder's Series A preferred shares into Class A common shares immediately prior to such transaction.

         The Certificate of Designation for the Series A preferred shares does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A preferred shares, although such liquidation preference will be substantially in excess of the par value of such Series A preferred shares. Consequently, there will be no restriction upon our surplus solely because the liquidation preference of the Series A preferred shares will exceed the par value thereof and there will be no remedies available to holders of the Series A preferred shares before or after the payment of any dividend or issuance of bonus shares, other than in connection with our liquidation, solely by reason of the fact that such dividend or issuance of bonus shares would reduce our surplus to an amount less than the difference between the liquidation preference of the Series A preferred shares and their par value.

Covenant to Report

         We will, pursuant to the Certificate of Designation for the Series A preferred shares, file with the transfer agent within 15 days after we file them with the Commission, copies of the annual, quarterly and current reports and the information, documents, and other reports that we are required to file with the Commission pursuant to Section 13 (a) or 15 (d) of the Exchange Act ("Commission Reports").

         In the event that we shall cease to be required to file Commission Reports pursuant to the Exchange Act, we will nevertheless continue to file such reports with the Commission (unless the Commission will not accept such a filing) and the transfer agent. Whether or not required by the

Exchange Act to file Commission Reports, so long as any Series A preferred shares are outstanding, we will furnish copies of the Commission Reports to the holders of Series A preferred shares at the time we are required to make such information available to prospective investors who request it in writing.

         In addition, we have agreed that, for so long as any Series A preferred shares remain outstanding, if we are required pursuant to Rule 144A(d)(4) under the Securities Act, we will furnish or cause to be furnished to the holders and to securities analysts and prospective investors, upon their reasonable request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act.

Registration Covenant; Special Dividends

         We have entered into a registration rights agreement pursuant to which we agreed, for the benefit of the holders of the Series A preferred shares, (A) to file a shelf registration statement with the Commission within 90 days of the closing of the initial offering and of our Series A preferred shares and (B) subject to certain "black-out" periods not to exceed 90 days in the aggregate in any consecutive 365-day period, to use our best efforts to keep the shelf registration statement continuously effective in order to permit the prospectus forming part thereof to be usable by holders for resales of transfer restricted securities for a period of two years from the last time and date of delivery of and payment for the Series A preferred shares were originally issued (including the Series A preferred shares issued upon exercise of the initial purchasers' over allotment option), or such shorter period that will terminate when there are no transfer restricted securities outstanding (other than transfer restricted securities held by our affiliates).

         In the event of a "registration default" we have agreed to pay "special dividends" to each holder of "transfer restricted securities".

         "Special dividends" means payments which shall accrue at a per annum rate of 0.5% of the liquidation preference for any "registration default period". Special dividends shall be payable in cash or in Class A common shares quarterly in arrears on each dividend payment date and will be computed on the basis of a 360-day year of twelve 30-day months and the number of days actually elapsed in any period of less than one month.

         "Transfer restricted securities" means all or any portion of the Series A preferred shares and the Class A common shares issuable upon conversion of such Series A preferred shares or in satisfaction of any dividend or other payment on the Series A preferred shares until (a) the date on which such security has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement or (b) the date on which such security is distributed to the public pursuant to Rule 144 under the Securities Act or may be distributed to the public pursuant to Rule 144(k) under the Securities Act.

         "Registration default" means that the shelf registration statement has not been filed within 90 days of the closing date or has not been declared effective within 180 days after the Closing Date or is filed and declared effective but, prior to the time the shelf registration statement is no longer required to be effective pursuant to the registration rights agreement, is withdrawn by us or becomes subject to an effective stop order issued pursuant to
Section 8(d) of the Securities Act suspending the effectiveness of the shelf registration statement without being succeeded immediately by an additional registration statement filed and declared effective.

         "Registration default period" means each period during which a registration default has occurred and is continuing.

         We will provide or cause to be provided to each holder of Series A preferred shares copies of the prospectus which will be a part of the shelf registration statement, notify each holder when the shelf registration statement (if not an existing shelf registration statement) has become effective and take certain actions as are required to permit unrestricted resales of the Series A preferred shares (and the Class A common shares into which the Series A preferred shares are convertible). A holder of transfer restricted securities selling such securities pursuant to the shelf registration statement is generally required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and is bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

         Holders of Series A preferred shares will be required to deliver certain information to be used in connection with the shelf registration statement within the time periods indicated in the registration rights agreement in order to have their Series A preferred shares or Class A common shares into which the Series A preferred shares may be converted included in the shelf registration statement.

Form and Denomination

   Global Shares

         Series A preferred shares sold under Rule 144A will initially be represented by one or more global certificates (the "global certificate") which will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of the DTC (each, a "global certificate holder"). Except as set forth below, record ownership of the global certificate may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         Owners of a beneficial interest in global certificates may hold their interest in the global certificate directly through DTC if such holder is a Participant in DTC or indirectly through organizations that are Participants in DTC. Persons who are not Participants may beneficially own interests in the global certificates held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global certificate, Cede & Co. for all purposes will be considered the sole holder of the global certificate.

         Global certificates are exchangeable for certificates in definitive form (the "definitive securities") of like tenor as such global certificates if DTC notifies us that it is unwilling or unable to continue as depositary for the global certificate or ceases to be a clearing agency under the Exchange Act and, in either case, a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days or at any time if we determine not to have all of the Series A preferred shares represented by the global certificates. Any definitive securities will be issued in such authorized denominations and will be registered in such names as DTC shall direct. Subject to the foregoing, the global certificates are not exchangeable, except for global certificates of the same aggregate denomination to be registered in the name of DTC or its nominee or a successor of DTC or its nominee. In addition, such certificates will bear the legend referred to under "Notice to Investors" (unless we determine otherwise in accordance with applicable law) subject, with respect to such Series A preferred shares, to the provisions of such legend.

         Payments of dividends on and any redemption price with respect to the global certificates will be made to the global certificate holder or its nominee, as registered owner of such global certificate, by wire transfer of immediately available funds on each dividend payment date or redemption date, as applicable. Neither we nor the transfer agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global certificates or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

   Description of Book-Entry System

         We have been informed by DTC that, with respect to any payment of dividends on, or the redemption price with respect to, the global certificates, DTC's practice is to credit Participants' accounts on the payment date therefor, with payments in amounts proportionate to their respective beneficial interests in the Series A preferred shares represented by the global certificate as shown on the records of the payments by Participants to owners of beneficial interests in the Series A preferred shares represented by the global certificate held through such Participants will be the responsibility of such Participants, as is now the case with securities held for accounts of customers registered in "street name".

         Transfers between Participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global certificate to such persons may be limited. Because DTC can only act on behalf of a beneficial interest in the Series A preferred shares represented by the global certificate to pledge such interest to persons or entities that do not participate in DTC's system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

         Neither we nor the transfer agent will have responsibility for the performance of DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Series A preferred shares (including, without limitation, the presentation of depositary interests in the global certificates are credited, and only in respect of the shares of Series A preferred shares represented by the global certificates as to which such Participant or Participants has or have given such direction).

         DTC has also advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17a of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers of the Series A preferred shares. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

         Although we expect that DTC will agree to the foregoing procedures, we are under no obligation to perform or to continue to perform such procedures and DTC may discontinue such procedures at any time. Neither we nor the transfer agent will have any responsibility for the performance by DTC or its Participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

                          DESCRIPTION OF CAPITAL STOCK

         The following description of our capital stock is qualified in its entirety by reference to the provisions of our memorandum of association and bye-laws, copies of which have been filed with the Commission.

         In September 1997, in connection with our initial public offering, we revised our capital structure to effect a 2.19-for-one stock split and to increase the number of authorized shares of common stock and preferred shares. As a result, we are authorized to issue 438,000,000 shares of common stock, which may be issued as Class A common shares or Class B common shares. We are also authorized to issue 65,700,000 shares of preferred stock. We have in the past used and intend in the future to use shares of capital stock to pay for acquisitions.

Common Stock

   Class A Common Shares


         As at March 31, 2000, 31,421,615 Class A common shares were issued and outstanding. The holders of the Class A common shares are entitled to one vote per share and are entitled to vote as a single class together with the holders of the Class B common shares and the preferred shares on all matters subject to shareholder approval, except that the holders of the Class A common shares will vote as a separate class on any matter requiring class voting by The Companies Act 1981 of Bermuda. The holders of the outstanding Class A common shares are entitled to receive dividends as and when declared by the board of directors, equally with the holders of the Class B common shares, out of funds legally available therefor after the payment of any dividends declared but unpaid on any shares of preferred shares then outstanding. The holders of the Class A common shares have no preemptive or cumulative voting rights and no rights to convert their Class A common shares into any other securities. On our liquidation, dissolution or winding up, the holders of Class A common shares are entitled to receive, equally and proportionally with the holders of Class B common shares, our net assets remaining after payment of all debts and other liabilities and after distribution in full of the preferential amounts to be distributed to holders of preferred stock, if any. The legal documents governing our outstanding indebtedness contain specific restrictive covenants that impose limitations on our ability to pay dividends to our shareholders or make other distributions.

         The Class A common shares are listed on The Nasdaq National Market under the trading symbol "RSLC."

         Our transfer agent and registrar for the Class A common shares is American Stock Transfer & Trust Company.

   Class B Common Shares

         As at March 31, 2000, 24,267,283 Class B common shares were issued and outstanding. The holders of the Class B common shares are entitled to 10 votes per share and are entitled to vote as a single class together with the holders of the Class A common shares and the preferred shares on all matters subject to shareholder approval, except that the holders of the Class B common shares vote as a separate class on any matter requiring class voting by The Companies Act 1981 of Bermuda. The holders of the outstanding Class B common shares are entitled to receive dividends as and when declared by the board of directors, equally with the holders of Class A common shares, out of funds legally available therefor after the payment of any dividends declared but unpaid on any shares of preferred shares then outstanding. The holders of the Class B common shares have no pre-emptive or cumulative voting rights. The holders of the Class B common shares can convert their Class B common shares on a share-for-share basis into Class A common shares. On our liquidation, dissolution or winding up, the holders of the Class B common shares are entitled to receive, equal with the holders of Class A common shares on a proportional basis, our net assets remaining after payment of all debts and other liabilities and after distribution in full of the preferential amounts to be distributed to the holders of preferred stock, if any.


         Class B common shares may be transferred only to other original holders of Class B common shares or to members of the family of the original holder by gift, devise or otherwise through laws of inheritance, descent, distribution or to a trust established by the holder for the holder's family members, to corporations the majority of beneficial owners of which are or will be owned by the holders of Class B common shares and from corporations or partnerships, which are the holders of Class B common shares, to their shareholders or partners, as the case may be. Any other transfer of Class B common shares is void, although the Class B common shares may be converted at any time into Class A common shares on a one to one basis and then sold, subject to the conditions and restrictions imposed by U.S. securities laws.

Preferred Shares

         As at March 31, 2000, we had 2.3 million Series A preferred shares issued and outstanding.

         In connection with our offering of Series A preferred shares, we have amended our bye-laws to grant our board of directors the authority, without any further action by its shareholders to issue from time to time preferred shares in one or more series and to fix the designations, preferences, rights, qualifications, limitations and restrictions relating to a series, including voting rights, dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred shares with voting rights could have an adverse effect on the voting power of holders of our common shares by increasing the number of outstanding shares having voting rights. In addition, if our board authorizes preferred shares with conversion rights, the number of shares of common shares outstanding could potentially be increased up to the authorized amount. The issuance of preferred shares could decrease the amount of earnings and assets available for distribution to holders of common shares. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of our company and may adversely affect the rights of holders of common shares.

         The Series A preferred shares will constitute a separate series of shares. See the foregoing section entitled "Description of Series A Preferred Shares."

Anti-Takeover Protections

         The voting provisions of the Class B common shares and our ability to issue preferred shares could substantially impede the ability of one or more shareholders (acting in concert) to acquire sufficient influence over the election of directors and other matters to effect a change in control or management of our company. As a result, such provisions may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including attempts that might result in a premium over the market price for the Class A common shares held by shareholders.

Certain Provisions of Bermuda Law


         We have been designated as a non-resident under the Exchange Control Act of 1972, or the Control Act, by the Bermuda Monetary Authority whose permission for the issuance of Series A preferred shares and any Class A common shares, including Class A common shares issued upon conversion of the Series A preferred shares, has been obtained. This designation allows us to engage in transactions in currencies other than the Bermuda dollar. The permission of the Bermuda Monetary Authority does not constitute a guarantee by the Bermuda Monetary Authority as to our performance or creditworthiness and in giving such permission the Bermuda Monetary Authority will not be liable for the correctness of any opinions expressed herein.


         The transfer of Series A preferred shares and any Class A common shares, including Class A common shares issued upon conversion of the Series A preferred shares, between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of such shares after the completion of an offering to or by such persons may be effected without specific consent under the Control Act and regulations thereunder. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Control Act.

         Owners of Series A preferred shares and any Class A common shares, including Class A common shares issued upon conversion of the Series A preferred shares, who are regarded as resident outside Bermuda for exchange control purposes are not restricted in the exercise of the rights to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of Series A preferred shares and any Class A common shares, including Class A common shares issued upon conversion of the Series A preferred shares, other than in respect of local Bermuda currency.

         In accordance with Bermuda law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity (for example as a trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity we are not bound to investigate or incur any responsibility in respect of the proper administration of any such trust.

         We will take no notice of any trust applicable to any of our shares, whether or not we have notice of such trust.

         As an "exempted company," we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians but, as an exempted company, we may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or another "exempted" company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or with the permission of, or under a license granted by, the Minister of Finance of Bermuda.

Outstanding Warrants

   Lauder Warrants

         As consideration for, among other things, his previous guarantee of a revolving credit facility, Ronald S. Lauder received warrants to purchase 459,900 Class B common shares. The exercise price, exercise period and other terms of these warrants are substantially the same as the terms of the warrants issued in the debt offering described below, other than with respect to the class of stock which will be issued upon their exercise. The warrant issued to Mr. Lauder was exercisable beginning on October 3, 1997.

   Warrants issued in 1996 Offering

         In October 1996, we issued an aggregate 300,000 warrants to purchase Class A common shares. The warrants were issued pursuant to the warrant agreement, dated as of October 6, 1996, between us and The Chase Manhattan Bank, as warrant agent.

         Each warrant is evidenced by a certificate and currently entitles the holder thereof to purchase 3.97485 Class A common shares from us at an exercise price of $.00457 per share, subject to adjustment as provided in the warrant agreement. The warrants may be exercised at any time prior to the close of business on October 3, 2007. Warrants that are not exercised by such date will expire.

         The warrant agreement contains provisions (to which there are certain exceptions) adjusting the exercise price and the number of Class A common shares or other securities issuable upon exercise of a warrant in the event of (i) a division, consolidation or reclassification of the Class A common shares, (ii) the issuance of rights, options, warrants or convertible or exchangeable securities to all holders of Class A common shares entitling such holders to subscribe for or purchase Class A common shares at a price per share which is lower than the then current value per Class A common share, subject to certain exceptions, (iii) the issuance of Class A common shares at a price per share that is lower than the then current value of such shares, except for issuances in connection with an acquisition, merger or similar transaction with a third party, (iv) certain distributions to all holders of Class A common shares of evidences of indebtedness or assets and (v) in the discretion of our board of directors, in certain other circumstances. In addition, in accordance with the warrant agreement, the Class A common shares issuable upon exercise of the warrants were registered under a registration statement on Form S-1.

Other Rights to Acquire Class A Common Shares

         We have granted to a number of minority interestholders in subsidiaries the right to exchange their minority interests for Class A common shares. These rights are referred to as "roll-up" rights. In addition, we have granted to a number of minority interestholders in our subsidiaries piggyback registration rights with respect to Class A common shares acquired pursuant to an exercise of their roll-up rights. As at March 31, 2000, roll-up rights were held by minority interestholders of the following subsidiaries: RSL USA, RSL Asia, RSL Italy (and its subsidiary Comesa), RSL Spain, RSL Switzerland, Telecenter Oy, RSL Belgium and PCM. None of these roll-up rights are currently exercisable. The number of Class A common shares issuable upon exercise of the roll-up rights will be based upon valuations of the minority interests and the Class A common shares at the time of exercise and, consequently can not be determined at this time, but would likely be in the aggregate, material.

         We have also granted incentive units to certain employees of its subsidiaries, some of which are currently exercisable and to exchange such incentive units for Class A common shares or, in certain circumstances, at our option, cash. All Class A common shares issuable upon exchange of incentive units will be issued under the 1997 Stock Incentive Plan. We estimate that the number of Class A common shares issuable upon exchange of currently exercisable incentive units is approximately 447,000.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes certain material U.S. federal income tax consequences of the ownership and disposition of Series A preferred shares (and Class A common shares obtained on conversion or redemption thereof or as dividends thereon) by a U.S. shareholder purchasing the Series A preferred shares offered hereby. For purposes of this discussion, the term "U.S. shareholder" includes (i) a U.S. citizen or resident, (ii) a corporation created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, and (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source. The discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, judicial authority, current administrative rulings and practice, and existing and proposed Treasury Regulations, all as in effect and existing on the date hereof. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the conclusions set forth below, possibly on a retroactive basis, which could adversely affect a holder of Series A preferred shares or Class A common shares. This discussion assumes that the Series A preferred shares and Class A common shares will be held as capital assets (as defined in Section 1221 of the Code) by the holders thereof.

         The following discussion generally does not address the tax consequences to a person who holds (or will hold), directly or indirectly, shares giving the holder the right to exercise 10% or more of the total voting power of our outstanding stock. Such a holder is advised to consult its own tax advisors regarding the tax considerations incident to an investment in the Series A preferred shares and Class A common shares. In addition, this discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of holders that may be subject to special rules under the U.S. federal income tax laws, such as financial institutions, insurance companies, dealers in securities or foreign currency, tax-exempt organizations, foreign corporations or nonresident alien individuals or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign or other tax laws is not discussed.

         The following discussion is for general information only. Each purchaser is strongly urged to consult with its own tax advisors to determine the impact of such purchaser's personal tax situation on the anticipated tax consequences, including the tax consequences under state, local, foreign or other tax laws, of the ownership and disposition of Series A preferred shares and Class A common shares.

Taxation of U.S. Shareholders

   Distributions

         A U.S. shareholder receiving a distribution on Series A preferred shares or Class A common shares generally will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits generally will be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. shareholder's basis (with a corresponding reduction to such basis) in the Series A preferred shares (or Class A common shares, as the case may be) and then as gain from the sale or exchange of a capital asset. Distributions made by us on the Series A preferred shares and Class A common shares (whether or not paid out of earnings and profits) will generally not be eligible for the dividends received deduction.

         In the case of a distribution on the Series A preferred shares that is paid in the form of our Class A common shares, the fair market value of the distributed shares on the distribution date will be treated for U.S. federal income tax purposes in the same manner as a cash distribution on the distribution date notwithstanding that no cash will be paid with respect to such distribution. A U.S. shareholder will have a tax basis in such distributed Class A common shares equal to their fair market value on the distribution date.

         Subject to generally applicable conditions and limitations, a U.S. shareholder may be entitled to claim a foreign tax credit for certain foreign taxes (such as withholding taxes), if any, imposed on dividends paid by us to such U.S. shareholder, but generally not for taxes, if any, imposed on us or on any entity in which we made an investment. It is not anticipated, however, under current Bermuda law that any such withholding taxes would be imposed by Bermuda on distributions we make to a U.S.

shareholder. For so long as we are a "U.S. owned foreign corporation," any distribution with respect to our Series A preferred shares and Class A common shares that is taxable as a dividend generally will be treated as foreign source passive income (or, for U.S. shareholders that are "financial service entities" as defined in the Treasury Regulations, foreign source financial services income) or U.S. source income for U.S. foreign tax credit purposes, in proportion to our earnings and profits out of which such distribution is made allocable to foreign sources and U.S. sources, respectively. For this purpose, we will be treated as a U.S.-owned foreign corporation so long as stock representing 50 percent of more of the voting power or value of our capital stock is owned, directly or indirectly, by "U.S. shareholders."

   Conversion of Series A Preferred Shares; Receipt of Class A Common Shares on Redemption

         The Series A preferred shares will be convertible into Class A common shares. In addition, Series A preferred shares may be redeemed by us for Class A common shares. Except in the circumstances described below, a U.S. shareholder will generally not recognize gain or loss on the receipt of our Class A common shares in such conversion or redemption. A U.S. shareholder's aggregate tax basis in the Class A common shares received in such conversion or redemption will be equal to his aggregate tax basis in the Series A preferred shares that were converted or redeemed (increased by any dividend income or gain recognized by the U.S. shareholder on the conversion or redemption, as discussed below). A U.S. shareholder's holding period for the Class A common shares received upon such conversion or redemption would include the holding period of the Series A preferred shares converted or redeemed (except for any Class A common shares treated as received in a distribution by us, as discussed below, which would have a holding period that begins on the distribution date).

         A U.S. shareholder would be treated as having received a distribution from us (potentially taxable, as described below) in connection with the conversion or redemption if a U.S. shareholder owns Series A preferred shares with accrued but unpaid dividends, and, as a result of the conversion or redemption, the U.S. shareholder increases his proportionate interest in our assets or earnings and profits (or, in certain circumstances, if the conversion or redemption is pursuant to a plan to periodically increase such U.S. shareholder's proportionate interest in our assets or earnings and profits). In the event that the Series A preferred shares that are converted or redeemed have accrued but unpaid dividends, the amount of the distribution deemed to result from the conversion or redemption will be the lesser of (i) the amount by which the fair market value of the Class A common stock received in the conversion or redemption exceeds the "issue price" (generally, the fair market value at issuance) of the Series A preferred stock surrendered or (ii) the amount of the dividends in arrears. The amount of any such deemed distribution will be subject to the rules discussed above under "Taxation of U.S. Shareholders-- Distributions."

   Sale or Exchange

         A U.S. shareholder will generally recognize gain or loss on the sale or exchange of Class A common shares or Series A preferred shares in an amount equal to the difference between the sum of the amount of cash and the fair market value of other property received and the U.S. shareholder's adjusted basis in such Class A common shares or Series A preferred shares. With certain exceptions, such gain or loss will be treated as U.S. source capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. shareholder has held the Series A preferred shares (or Class A common shares, as the case may be) for more than one year at the time of the sale or exchange. In the case of non-corporate taxpayers, long-term capital gains will be taxed at a maximum federal rate of 20%. The deductibility of capital losses is subject to limitations.

   Redemption of Series A Preferred Shares for Cash

         A redemption of the Series A preferred shares for cash will be treated under section 302 of the Code as a distribution that is taxable as a dividend (to the extent of our current and accumulated earnings and profits) unless the redemption (i) results in a "complete termination" of the U.S. shareholder's entire stock interest in us under section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the U.S. shareholder under section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the U.S. shareholder under section 302(b)(1) of the Code. In determining whether any of these tests has been met, shares of our stock considered to be owned by the U.S. shareholder by reason of certain constructive ownership rules set forth in section 318 of the Code (pursuant to which a U.S. shareholder will be deemed to own shares owned by certain related individuals and entities or shares subject to options), as well as shares actually owned, generally must be taken into account.

         If a redemption is not treated as a distribution that is taxable as a dividend, it will result in taxable gain or loss equal to the difference between the amount of cash received and the U.S. shareholder's tax basis in the Series A preferred shares redeemed. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. shareholder has held the Series A preferred shares redeemed for more than one year at the time of the redemption. In the case of non-corporate taxpayers, long-term capital gains will be taxed at a maximum federal rate of 20%. The deductibility of capital losses is subject to limitations.

         If a redemption of the Series A preferred shares is treated as a distribution that is taxable as a dividend, the U.S. shareholders' basis in the redeemed Series A preferred shares will be transferred to the U.S. shareholder's remaining shares of our stock (if any). If the U.S. shareholder does not retain any shares of our stock, such basis may be entirely lost.

   Preferred Stock Discount


         Pursuant to section 305(c) of the Code, U.S. shareholders of the Series A preferred shares may be required to treat a portion of the difference between the redemption price and issue price of the Series A preferred shares as constructive distributions that are includible in income on an economic accrual basis. For purposes of determining whether such constructive distribution treatment applies, the mandatory and optional redemption features of the Series A preferred shares are tested separately. Constructive distribution treatment is required if either (or both) of these tests is satisfied.


         Section 305(c) of the Code provides that the entire amount of a redemption premium with respect to preferred stock that may be redeemed is treated in certain circumstances as being distributed to the holders of such preferred stock on an economic accrual basis. Preferred stock is generally considered to have redemption premium for this purpose if its redemption price exceeds its issue price by more than a de minimis amount. For this purpose, such excess (the "Preferred Stock Discount") will be treated as zero if it is less than 1/4 of 1% of the redemption price of the preferred stock multiplied by the number of complete years from the date of issuance of the stock until the redemption date. Preferred Stock Discount is taxable as a constructive distribution to the holder (treated as a dividend to the extent made out of our current or accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over the term of the preferred stock using a constant interest rate method similar to that required under the Code for accruing original issue discount.

         Preferred Stock Discount with respect to preferred stock that is subject to mandatory redemption generally will arise if the price at which the preferred stock must be redeemed exceeds its issue price by more than a de minimis amount. We do not expect that our obligation to redeem the Series A preferred shares acquired in connection with this offering on February 1, 2012 will result in Preferred Stock Discount.

         Preferred Stock Discount with respect to preferred stock that has an optional redemption feature generally will arise only if, based on all of the facts and circumstances as of the date the preferred stock is issued, redemption pursuant to an issuer's right to redeem is more likely than not to occur. Even if redemption is more likely than not to occur, however, constructive distribution treatment would not result if the redemption premium were solely in the nature of a penalty for premature redemption. For this purpose, a redemption premium is not a penalty for premature redemption unless it is a premium paid as a result of changes in economic or market conditions over which neither the issuer nor the holder has legal or practical control, such as changes in prevailing dividend rates. In addition, pursuant to a safe harbor contained in Treasury Regulations, redemption pursuant to an issuer's right to redeem is not treated as more likely than not to occur if (i) the issuer and the holder are unrelated, (ii) there are no arrangements that effectively require or are intended to compel the issuer to redeem the stock and (iii) exercise of the option to redeem would not reduce the yield of the stock. We do not believe that our right to redeem Series A preferred shares acquired in connection with this offering on or after February 1, 2005 should be treated as more likely than not to be exercised under these rules. Accordingly, the optional redemption features of the Series A preferred shares acquired in connection with this offering should not result in Preferred Stock Discount. However, it is not entirely clear how the rules relating to Preferred Stock Discount apply to our obligation to redeem the Series A preferred shares in the event of a change in control.

   Adjustment of Conversion Price

         Treasury Regulations promulgated under section 305 of the Code treat holders of convertible stock as having received a constructive distribution where the conversion ratio of such convertible stock is adjusted if (i) as a result, the proportionate interest of the holders of such convertible stock in the assets or earnings and profits of the issuer is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable antidilution formula. An adjustment in the conversion ratio is not considered to be made pursuant to such a formula where the adjustment is made to compensate for certain taxable distributions with respect to the stock into which such convertible stock is convertible. Thus, under certain circumstances, a reduction in the conversion price for the Series A preferred shares may be taxable to the holders thereof as a dividend to the extent of our current and accumulated earnings and profits.

Special Provisions Applicable to Foreign Corporations

         Various provisions contained in the Code impose special taxes in certain circumstances on U.S. or foreign corporations and their stockholders. The following is a summary of certain provisions which could have an adverse impact on us and our U.S. shareholders.

Foreign Personal Holding Companies

         In general, if we or any of our foreign corporate subsidiaries were to be classified as an FPHC the undistributed foreign personal holding company income (generally, taxable income with certain adjustments) realized by us or such subsidiary would be imputed to all of the U.S. shareholders who were deemed to hold our stock or the stock of such subsidiary on the last day of its taxable year. Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid. U.S. shareholders who dispose of their Series A preferred shares or Class A common shares prior to such date generally would not be subject to U.S. federal income tax under these rules. If we were to be classified as an FPHC, U.S. shareholders who acquire Series A preferred shares or Class A common shares from decedents would, in certain circumstances, be denied the step-up of the income tax basis for such Series A preferred shares or Class A common shares to fair market value at the date of death which would otherwise have been available and instead would have a tax basis equal to the lower of the fair market value or the decedent's basis.

         A foreign corporation will be classified as an FPHC if (i) five or fewer individuals who are U.S. citizens or residents, directly or indirectly, own more than 50% of the corporation's stock (measured either by voting power or value) (the "stockholder test") and (ii) the corporation receives at least 60% of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the "income test"). After a corporation becomes an FPHC, the income test percentage for each subsequent taxable year is reduced to 50%.

         Five or fewer individuals who are U.S. citizens or residents currently own a beneficial interest of more than 50% of the voting power of our outstanding capital stock and the stock of certain of our foreign corporate subsidiaries for purposes of the FPHC rules, and we believe that the stockholder test will likely be met on a going forward basis. We believe, however, that neither we nor any of our foreign corporate subsidiaries, once profitable, should be classified as an FPHC because we and each of our subsidiaries should not then satisfy the foregoing income test.

         While we currently believe that neither we nor any of our foreign corporate subsidiaries would be classified as an FPHC once profitable, it is possible that we or one or more of such subsidiaries would meet the foregoing income test in a given taxable year (for example, as a result of us receiving dividends from our subsidiaries), and would qualify as an FPHC for that year. If we conclude that we or any of our foreign corporate subsidiaries would be classified as an FPHC for any profitable taxable year we intend to manage our affairs and the affairs of our subsidiaries so as to attempt to avoid or minimize having income imputed to the U.S. shareholders under these rules, to the extent such management of our affairs is consistent with our other business goals.

Passive Foreign Investment Companies

         If 75% or more of our gross income (taking into account under an income "look-through" rule our pro rata share of the gross income of any company of which we are considered to own 25% or more of the stock by value) in a taxable year is passive income, or if at least 50% of the average percentage of our assets (taking into account under an asset "look-through" rule our pro rata share of the assets of any company of which we are considered to own 25% or more of the stock by value) in a taxable year produce or are held for the production of passive income, we would be classified as a PFIC. Passive income for purposes of the PFIC rules generally includes dividends, interest and other types of investment income and would include amounts derived by reason of the investment of a portion of the funds raised in the offerings. If we were a PFIC at any time during a U.S. shareholder's holding period, such U.S. shareholder (regardless of the percentage of stock owned) would, upon certain distributions by us and upon disposition of Series A preferred shares or Class A common shares at a gain, be liable to pay tax plus an interest charge. The tax would be determined by allocating such distribution or gain ratably to each day of the U.S. shareholder's holding period for the Series A preferred shares or Class A common shares. The amount allocated to years prior to the taxable year of the distribution or disposition would be taxed at the highest marginal rates for ordinary income for such years (if we were a PFIC during such years). The U.S. shareholder would also be liable for interest on the amount of such additional tax due with respect to such prior years in which we were a PFIC. The amount allocated to the current taxable year and any non-PFIC years would be taxed in the same manner as other ordinary income earned in the current taxable year.

         Under certain circumstances, if we were to become a PFIC, distributions and dispositions in respect of shares in one of our direct or indirect foreign corporate subsidiaries may be attributed in whole or in part to a U.S. investor, and such U.S. investor may be taxed under the PFIC rules with respect to such distributions or dispositions.

         If we were to become a PFIC, U.S. shareholders who acquire Series A preferred shares or Class A common shares from decedents could be denied the step-up of the income tax basis for such Series A preferred shares or Class A common shares to fair market value at the date of death which would otherwise have been available and instead could have a tax basis equal to the lower of the fair market value or the decedent's basis.

         The above results may be eliminated (at least in part) if a U.S. shareholder permanently elects to treat us (and any of our subsidiaries that was a PFIC) as a "qualified electing fund" ("QEF") for U.S. federal income tax purposes. A stockholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary income of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain. If a U.S. shareholder in a PFIC has made a QEF election in a year subsequent to the year in which such investor acquired an interest in the PFIC, the U.S. shareholder must agree in the year of such election to either (1) recognize gain equal to such U.S. shareholder's unrealized appreciation in such stock or (2) assuming the PFIC is a controlled foreign corporation include in income as a dividend his pro rata share of the PFIC's earnings and profits up to the first day of the tax year for which such election was made (and any such gain or income would be subject to the tax consequences discussed above for non-QEF PFICs) so that thereafter any additional gain on the sale of such stock in the future generally will be characterized as capital gain and the denial of basis step-up at death and the interest charge (as well as the other PFIC tax consequences described above) would not continue to apply.

         A U.S. shareholder of a PFIC may, in lieu of making a QEF election, also avoid the tax consequences discussed above for PFIC's for which QEF elections are not made by electing to "mark-to-market" the PFIC stock as of the close of each taxable year so long as such stock is "marketable". We expect that the Class A common shares (but not the Series A preferred shares until such Series A preferred shares become "regularly traded") will be "marketable" for this purpose. Under this election, the U.S. shareholder will include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over such U.S. shareholder's adjusted basis. If the stock declines in value during any year, such U.S. shareholder will be entitled to a deduction from ordinary income equal to the excess of such U.S. shareholder's adjusted basis over the stock's value at the close of such year but only to the extent of the net mark-to-market gains previously included in income. Any gain or loss on the sale of the stock of the PFIC will be ordinary income or (to the extent of the previously included net mark-to-market gains) ordinary loss. In the case of a U.S. shareholder who makes this mark-to-market election for PFIC stock as to which a QEF election was not in effect during his period of ownership, a coordination rule applies to ensure that the shareholder does not avoid the interest charge for periods prior to this election. An election to mark-to-market applies to the year for which the election is made and following years unless the PFIC stock ceases to be marketable or the Internal Revenue Service consents to the revocation of such election.

         We intend to manage our business and the business of our subsidiaries so as to attempt to avoid PFIC status to the extent such management of affairs is consistent with our other business goals. We will notify U.S. shareholders in the event that we conclude that we will be treated as a PFIC for any taxable year to enable U.S. shareholders to consider whether to elect to treat us (and any of our subsidiaries that was a PFIC) as a QEF for U.S. federal income tax purposes (or to make the mark-to-market election). In addition, we will, at the request of a U.S. shareholder who elects to have us treated as a QEF, comply with the applicable information reporting requirements. Treasury Regulations set forth rules on the filing of a protective statement by a U.S. person who owns stock in a foreign corporation which is reasonably believed by such person not to be a PFIC. The purpose of this protective statement is to enable such person to make a retroactive QEF election in the event that such foreign corporation is subsequently determined to be PFIC and to permit the Internal Revenue Service ("IRS") to make an otherwise barred assessment of tax under the QEF rules. In the event that we should be determined to have been a PFIC, generally, a U.S. shareholder who has not filed a protective statement may not make a retroactive QEF election except with the consent of the IRS, which may or may not be granted. Accordingly, U.S. shareholders should consider with their own U.S. tax advisors whether the filing of a protective statement with respect to our Series A preferred shares is advisable.

Personal Holding Companies

         A corporation that is a personal holding company ("PHC") is subject to a 39.6% tax on its undistributed personal holding company income (generally, U.S. taxable income with certain adjustments, reduced by distributions to shareholders). A foreign corporation that is neither an FPHC nor a PFIC, discussed above, generally is a PHC if (i) more than 50% of its stock measured by value is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence) and (ii) it receives 60% or more of its gross income, as specifically adjusted, from certain passive sources. For purposes of this gross income test, a foreign corporation generally only includes taxable income derived from U.S. sources or income that is effectively connected with a U.S. trade or business.

         More than 50% of our outstanding shares and those of each of our corporate subsidiaries, by value, is currently owned, directly or indirectly, by five or fewer individuals. It is expected that this will remain the case on a going forward basis. We intend to manage our affairs and the affairs of our subsidiaries so as to attempt to avoid or minimize the imposition of the PHC tax, to the extent such management of our affairs is consistent with our other business goals.

Backup Withholding and Information Reporting

         Under certain circumstances, a noncorporate U.S. shareholder may be subject to backup withholding at a 31% rate on dividends received on Series A preferred shares or Class A common shares. This withholding generally applies only if such U.S. shareholder (i) fails to furnish his or her taxpayer identification number ("TIN") to the U.S. financial institution or any other person responsible for the payment of dividends on the Series A preferred shares or Class A common shares, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that such U.S. shareholder has failed to properly report payments of interest and dividends and the IRS has notified us that such U.S. shareholder is subject to backup withholding, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is such U.S. shareholder's correct number and that such U.S. shareholder is not subject to backup withholding rules.

         Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the U.S. shareholder's U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

                       CERTAIN BERMUDA TAX CONSIDERATIONS

         In the opinion of Conyers, Dill & Pearman, the following correctly describes a summary of certain material anticipated tax consequences of an investment in the Series A preferred shares and Class A common shares under current Bermuda tax laws. This discussion does not address the tax consequences under non-Bermuda tax laws and, accordingly, each prospective investor should consult his or her tax advisor regarding the tax consequences of an investment in Series A preferred shares and Class A common shares. This discussion is based upon laws and relevant interpretation thereof in effect as of the date of this offering circular, all of which are subject to change.

Bermuda Taxation

         At the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders other than those who are ordinarily resident in Bermuda. We are not subject to stamp or other similar duty on the issue, transfer or redemption of our Series A preferred shares or Class A common shares.

         We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event there is enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to us or to our operations, or to our shares or other obligations until March 2016 except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such of our shares or other obligations or any real property or leasehold interests in Bermuda we own. No reciprocal tax treaty affecting us exists between Bermuda and the United States.

         As an exempted company, we are liable to pay in Bermuda a registration fee based upon our authorized share capital and the premium on our issued shares at a rate not exceeding $27,825 per annum.

                              SELLING STOCKHOLDERS

         We originally issued and sold the Series A preferred shares in the first quarter of 2000 to Goldman Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated in a private placement. The Series A preferred shares were then resold by those initial purchasers in transactions exempt from the registration requirements of the Securities Act in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act). The selling stockholders listed below may, pursuant to this prospectus, from time to time offer and sell the number of Series A preferred shares listed below and/or the number of shares of common stock into which such Series A preferred shares have been converted (the "Conversion Shares") or that may be issued in connection with dividend, redemption or other payments thereon (the "Payment Shares"). The Conversion Shares are also listed below.


Selling                                                                          Series A             Conversion
Preferred Stockholders                                                       Preferred Shares           Shares
----------------------------------------------------------------------       ----------------         ----------
Argent Classic Convertible Arbitrage Fund (Bermuda) L.P.                           75,000              169,380
BNP Arbitrage SNC                                                                   1,000                2,259
Deutsche Bank Securities Inc.                                                       4,000                9,034
Donaldson, Lufkin & Jenrette Securities Corp                                       74,000              167,122
ECI Investments, Inc.                                                             160,000              361,344
Emerging Growth Management Co.                                                     12,800               28,908
First - Convertible Securities Fund                                                92,000              207,773
Goldman Sachs and Company                                                         125,300              282,998
HI Insight Convertible Securities Fund                                             30,000               67,752
JMG Triton Offshore Fund, Ltd.                                                    225,000              508,140
Liberty View Funds                                                                 25,000               56,460
Lyxor Master Fund                                                                  35,000               79,044
Northern Income Equity Fund                                                        40,000               90,336
Peoples Benefit Life Insurance Company                                             40,000               90,336
Peoples Benefit Life Insurance Company (Teamsters Separate Account)                25,000               56,460
Pine Grove Equitized Partners V LLC                                                18,000               40,652
Quattro Fund Ltd.                                                                  15,000               33,876
San Diego County Employees Retirement Association                                  50,000              112,920
Susquehanna Capital Group                                                          89,000              200,998
Tribeca Investments LLC                                                           245,000              553,308


         The information concerning the selling stockholders may change from time to time. If required, such changes will be set forth in accompanying supplements to this prospectus. Because the selling stockholders may offer all or some portion of the common stock and/or preferred stock pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of common stock or preferred stock, we cannot predict the number of shares of common stock and preferred stock that will be held by the selling stockholders upon termination of this offering.

                              PLAN OF DISTRIBUTION

         The Series A preferred shares, the Conversion Shares and the Payment Shares (collectively, the "Securities") offered pursuant to this prospectus may be sold from time to time to purchasers directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the Securities for whom they may act as agent. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         The Securities offered hereby may be sold from time to time by the selling stockholders, or, to the extent permitted, by pledgees, donees, transferees or other successors in interest. The Securities may be disposed of from time to time in one or more transactions through any one or more of the following:

         o a block trade, in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account;
         o ordinary brokerage transactions and transactions, in which the broker solicits purchasers;
         o an exchange distribution in accordance with the rules of such exchange or transactions in the over-the-counter market;
         o    the writing of options on the Securities;
         o    by the purchasers directly;
         o sales through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholders or such successors in interest and/or from the purchasers of the Securities for whom they may act as agent; and
         o the pledge of the Securities as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the Securities or interest therein.

         In addition, the Securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

         There is no assurance that any selling stockholder will sell any or all of the Securities offered by it hereunder or that any such selling stockholder will not transfer, devise or gift such Securities by other means not described herein.

         Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. The selling stockholders or such successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the Securities, may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Securities by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

         In the event of any such offering, we will distribute a revised prospectus or prospectus supplement, if required, which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Securities.

         To the best of our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the selling stockholders.

         The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Securities by the selling stockholders and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market-making activities with respect to the particular Securities being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

         Pursuant to the terms of the registration rights agreement dated February 22, 2000, among us and the initial purchasers (the "Registration Rights Agreement"), holders of the Series A preferred shares covered by a shelf registration statement, on the one hand, and us, on the other hand, have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

         Pursuant to the Registration Rights Agreement, we have agreed to pay substantially all expenses of the registration, offering and sale of the Securities to the public, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts, selling commissions and related fees, if any.

                                  LEGAL MATTERS

         The validity of the Series A preferred shares and the Class A common shares issued in connection with dividend, redemption and other payments are being passed upon to us by Conyers, Dill & Pearman, Hamilton, Bermuda.

                                     EXPERTS


         The Consolidated Financial Statements and the related financial statement schedules incorporated in this prospectus by reference from our annual report on Form 10-K/A for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

                SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

         We are a Bermuda corporation. Certain of our directors and officers, and certain of the experts named herein, are not residents of the United States. All or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in the United States courts. We have been advised by its legal counsel in Bermuda, Conyers, Dill & Pearman, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. Federal securities laws, although Bermuda courts will enforce foreign judgments for liquidated amounts in civil matters, subject to certain conditions and exceptions.

                                 INDEMNIFICATION

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.



================================================================    =================================================

           You   should   rely   only  on  the   information
  contained in this  prospectus and the information to which
  we have  referred you. We have not  authorized  any person                          2,300,000
  to  provide  you  with  information   different  from  the
  information contained in this prospectus.  This prospectus                  7 1/2% Series A Convertible
  is not an  offer  to sell and it does not seek an offer to
  buy these  securities in any  jurisdiction  where an offer                      Preferred Shares
  or sale is not  permitted.  The  information  contained in
  this  prospectus  is  correct  only as of the date of this                             and
  prospectus,  regardless  of the  time of the  delivery  of
  this prospectus or any sale of these securities.                         6,925,000 Class A Common Shares

                                                                              RSL Communications, Ltd.



                                                                                --------------------

                     TABLE OF CONTENTS                                                  [LOGO]

                                                            Page
                                                                                --------------------
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............3
WHERE YOU CAN FIND MORE INFORMATION...........................3
SUMMARY.......................................................4
RISK FACTORS..................................................9
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............11
USE OF PROCEEDS..............................................12
DIVIDEND POLICY..............................................12
CAPITALIZATION...............................................13
DESCRIPTION OF SERIES A PREFERRED SHARES.....................14
DESCRIPTION OF CAPITAL STOCK.................................27
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS......31
CERTAIN BERMUDA TAX CONSIDERATIONS...........................36
SELLING STOCKHOLDERS.........................................37
PLAN OF DISTRIBUTION.........................................38
LEGAL MATTERS................................................39
EXPERTS......................................................39
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES............39
INDEMNIFICATION..............................................39



================================================================    =================================================



                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the fees and expenses payable by the Registrant in connection with this offering, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee:

         SEC registration fee.........................     $  36,679
         Printing fees................................        25,000
         Legal fees and expenses......................        50,000
         Accounting fees and expenses.................        20,000
         Miscellaneous fees and expenses..............        10,000
                                                             -------
           Total......................................     $ 141,679
                                                           =========

Item 15. Indemnification of Directors and Officers

         Under Bermuda law and the Registrant's Memorandum of Association and bye-laws, the directors, secretary and other officers for the time being of the Registrant and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Registrant and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Registrant from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Registrant shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Registrant shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Item 16. Exhibits


Exhibit Number                                   Description
--------------                                   -----------
**4.1         --    Certificate of Designation of 7 1/2% Series A Convertible Preferred Shares
**4.2         --    Registration Rights Agreement, dated as of February 22, 2000 among RSL
                    Communications, Ltd. And the Initial Purchasers named therein.
5.1           --    Opinion of Conyers, Dill & Pearman.
12            --    Ratio of Combined Fixed Charges and Preference Dividends to Earnings.
23.1          --    Consent of Deloitte & Touche LLP.
23.2          --    Consent of Conyers, Dill & Pearman (included in Exhibit 5.1).
24.1          --    Powers of Attorney (included in the signature pages to the Registration Statement).
*27.1         --    Financial Data Schedule.


* Incorporated by reference to Registrant's Annual Report on Form 10-Q for the quarter ended March 31, 2000.


**  Previously filed.

Item 17.  Undertakings

         (a)  The undersigned Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
              Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; provided, however, that information required to be included in a post-effective amendment by paragraphs (a)(l)(i) and (a)(l)(ii) above may be contained in periodic reports filed with or furnished to the SEC by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated here in by reference.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on July 17, 2000.

                                              RSL COMMUNICATIONS, LTD.



                                              By:  /s/ Donald R. Shassian
                                                   -----------------------
                                                   Donald R. Shassian
                                                        Chief Operating Officer


                               POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints each of Itzhak Fisher and Donald R. Shassian his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments (including post- effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as person, hereby ratifying and conforming all that either said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  Signature                                       Title                            Date
                  ---------                                       -----                            ----

                    **                         Director and Chairman of the Board              July 17, 2000
----------------------------------------         of Directors


                    **                         Director, President and Chief                   July 17, 2000
------------------------------------------       Executive Officer
  (Itzhak Fisher)                                (Principal Executive Officer)


/s/ Steven F. Schiffman                        Chief Financial Officer                         July 17, 2000
--------------------------------------------     (Principal Financial Officer)
  (Steven F. Schiffman)


                    **                         Global Controller (Controller and               July 17, 2000
------------------------------------------       Principal Accounting Officer)
  (Joel Beckoff)


                    **                         Director                                        July 17, 2000
------------------------------------------
  (Gustavo A. Cisneros)


                    **                         Director                                        July 17, 2000
------------------------------------------
  (Fred H. Langhammer)


                    **                         Director                                        July 17, 2000
------------------------------------------
  (Leonard A. Lauder)


                    **                         Director                                        July 17, 2000
------------------------------------------
  (Jacob Z. Schuster)


                    **                         Director                                        July 17, 2000
------------------------------------------
  (Eugene Sekulow)


                    **                         Director                                        July 17, 2000
------------------------------------------
  (Nicolas G. Trollope)






**By:    /s/ Donald R. Shassian
       --------------------------------
        Donald R. Shassian
        Chief Operating Officer

                                    Exhibits

Exhibit Number                                      Description
--------------                                      -----------

**4.1           --    Certificate of Designation of 7 1/2% Series A Convertible Preferred Shares.
**4.2           --    Registration Rights Agreement, dated as of February 22, 2000 among RSL
                        Communications, Ltd. and the Initial Purchasers named therein.
5.1             --    Opinion of Conyers, Dill & Pearman.
12              --    Ratio of Combined Fixed Charges and Preference Dividends to Earnings.
23.1            --    Consent of Deloitte & Touche LLP.
23.2            --    Consent of Conyers, Dill & Pearman (included in Exhibit 5.1).
24.1            --    Powers of Attorney (included in the signature pages to the Registration Statement).
*27.1           --    Financial Data Schedule.


* Incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.


**  Previously filed.